UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: September 30, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 35300186133

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 - 14º– Cj 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 –REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2009	12.31.2009	3	07.01.2009	09.30.2009	2	04.01.2009	06.30.2009

09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes	10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça	12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 09/30/2009	2 06/30/2009	3 09/30/2008
Paid-in Capital
1 – Common	479,910,938	479,910,938	479,910,938
2 – Preferred	0	0	0
3 – Total	479,910,938	479,910,938	479,910,938
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120–Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	08/10/2009	Dividend	09/30/2009	ON	1.1912013240

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2009	4 – 06/30/2009
1	Total assets	5,867,048	6,185,317
1.01	Current assets	571,385	1,189,615
1.01.01	Cash and cash equivalents	46,816	6,175
1.01.02	Credits	522,186	1,182,080
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	522,186	1,182,080
1.01.02.02.01	Dividends and interest on shareholders’ equity	427,062	1,073,012
1.01.02.02.02	Financial investments	41,205	39,645
1.01.02.02.03	Recoverable taxes	39,094	54,687
1.01.02.02.04	Deferred taxes	14,284	14,291
1.01.02.02.05	Prepaid expenses	317	317
1.01.02.02.06	Derivatives	224	128
1.01.03	Materials and supplies	0	0
1.01.04	Other	2,383	1,360
1.02	Noncurrent assets	5,295,663	4,995,702
1.02.01	Long-term assets	198,975	191,022
1.02.01.01	Other receivables	179,703	185,283
1.02.01.01.01	Financial investments	68,307	74,616
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	107,318	106,506
1.02.01.01.04	Prepaid expenses	1,281	1,364
1.02.01.01.05	Escrow deposits	10	10
1.02.01.02	Related parties	19,272	5,739
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	19,272	5,739
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	5,096,688	4,804,680
1.02.02.01	Investments	5,092,180	4,800,179
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,559,054	3,229,867
1.02.02.01.04	Permanent equity interests - goodwill	1,545,954	1,583,140
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	1	1
1.02.02.03	Intangible assets	4,507	4,500
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 09/30/2009	4 – 06/30/2009
2	Total liabilities	5,867,048	6,185,317
2.01	Current liabilities	31,868	634,361
2.01.01	Loans and financing	0	0
2.01.02	Debentures	2,812	15,420
2.01.02.01	Interest on debentures	2,812	15,420
2.01.03	Suppliers	2,556	1,754
2.01.04	Taxes and social contributions payable	101	18,677
2.01.05	Dividends	17,162	588,977
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,237	9,533
2.02	Noncurrent liabilities	522,345	530,315
2.02.01	Long-term liabilities	522,345	530,315
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	71,384	79,542
2.02.01.03.01	Reserve for contingencies	71,384	79,542
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	961	773
2.02.01.06.01	Derivatives	941	752
2.02.01.06.02	Other	20	21
2.03	Deferred income	0	0
2.05	Shareholders’ equity	5,312,835	5,020,641
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	277,428	277,428
2.05.04.01	Legal reserves	277,428	277,428
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0

1 – Code	2 - Description	3 – 09/30/2009	4 – 06/30/2009
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserve	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	294,216	2,022
2.05.07	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	Gross operating revenues	3	3	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	3	3	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	3	3	0	0
3.06	Operating income (expense)	287,854	985,298	338,091	1,048,137
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(4,018)	(11,901)	(3,439)	(13,405)
3.06.03	Financial	116	80,312	(4,705)	67,548
3.06.03.01	Financial income	13,176	123,148	11,847	125,418
3.06.03.01.01	Interest on shareholders’ equity	0	102,134	0	98,340
3.06.03.01.02	Other Financial income	13,176	21,014	11,847	27,078
3.06.03.02	Financial expense	(13,060)	(42,836)	(16,552)	(57,870)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(37,431)	(112,901)	(40,986)	(106,688)
3.06.05.01	Other operating expense	(245)	(1,340)	(8,687)	(9,785)
3.06.05.02	Amortization of intangible asset of concession	(37,186)	(111,561)	(32,299)	(96,903)
3.06.06	Equity in subsidiaries	329,187	1,029,788	387,221	1,100,682
3.07	Operating income	287,857	985,301	338,091	1,048,137
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

1 - Code	2 – Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.09	Income before taxes on income and minority interest	287,857	985,301	338,091	1,048,137
3.10	Income tax and social contribution	1,013	(17,568)	4,581	(10,238)
3.10.01	Social contribution	652	(3,046)	1,590	(1,223)
3.10.02	Income tax	361	(14,522)	2,991	(9,015)
3.11	Deferred income tax	804	(4,254)	1,215	(3,751)
3.11.01	Deferred social contribution	282	(1,371)	393	(1,170)
3.11.02	Deferred income tax	522	(2,883)	822	(2,581)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	0	(102,134)	0	(98,340)
3.15	Net income	289,674	861,345	343,887	935,808
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.60360	1.79480	0.71656	1.94996
	LOSS PER SHARE (Reais)

04.01 – STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
4.01	Net cash from operating activities	614,181	1,132,937	539,453	1,448,826
4.01.01	Cash generated from operations	3,347	(7,431)	(8,096)	(14,906)
4.01.01.01	Net income, including income tax and social contribution	287,857	883,167	338,091	949,797
4.01.01.02	Depreciation and amortization	37,217	111,650	32,323	96,977
4.01.01.03	Reserve for contingencies	(160)	(160)	0	9,097
4.01.01.04	Interest and monetary restatement	7,375	23,360	8,711	29,905
4.01.01.05	Equity in subsidiaries	(329,187)	(1,029,788)	(387,221)	(1,100,682)
4.01.01.06	Loss on the noncurrent assets disposal	245	1,340	0	0
4.01.02	Variation on assets and liabilities	610,834	1,140,368	547,549	1,463,732
4.01.02.01	Dividend and interest on shareholders’ equity received	645,950	1,197,718	579,280	1,549,643
4.01.02.02	Recoverable taxes	15,592	13,386	9,226	6,078
4.01.02.03	Escrow deposits	160	158	0	0
4.01.02.04	Other operating assets	(939)	(786)	(36)	(36)
4.01.02.05	Suppliers	802	746	(2,545)	(12,332)
4.01.02.06	Income tax and social contribution paid	(18,580)	(18,580)	(14,939)	(14,939)
4.01.02.07	Other taxes and social contributions	1,017	1,050	4,593	4,493
4.01.02.08	Interest on debts - paid	(23,181)	(52,998)	(27,494)	(69,339)
4.01.02.09	Other operating liabilities	(9,987)	(326)	(536)	164
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(4,313)	71,183	57,692	78,739
4.02.01	Acquisition of interest in subsidiaries	0	0	(1)	(1)
4.02.02	Capital decrease	0	60,236	39,997	39,997
4.02.03	Acquisition of property, plant and equipment	0	0	(10)	(17)

1 - Code	2 - Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
4.02.04	Financial investments	9,259	29,325	9,019	27,317
4.02.05	Acquisition of intangible assets – other	(39)	(151)	8,687	6,412
4.02.06	Advances for future capital increase	(35)	(135)	0	0
4.02.07	Other	(13,498)	(18,092)	0	5,031
4.03	Net cash in financing activities	(569,227)	(1,173,006)	(599,048)	(1,539,645)
4.03.01	Loans, financing and debentures obtained	0	0	0	446,804
4.03.02	Payment of loans, financing and debentures, net of derivatives	69	(170)	0	(671,209)
4.03.03	Dividend and interest on shareholders’ equity paid	(569,296)	(1,172,836)	(599,048)	(1,315,240)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	40,641	31,114	(1,903)	(12,080)
4.05.01	Cash and cash equivalents at beginning of period	6,175	17,803	7,626	17,803
4.05.02	Cash and cash equivalents at end of period	46,816	48,917	5,723	5,723

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	2,022	0	5,020,641
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	2,022	0	5,020,641
5.04	Net income / Loss for the period	0	0	0	0	289,674	0	289,674
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,520	0	2,520
5.13	Final balance	4,741,175	16	0	277,428	294,216	0	5,312,835

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	861,345	0	861,345
5.05	Distribution	0	0	0	0	(571,671)	0	(571,671)
5.05.01	Dividend	0	0	0	0	(571,671)	0	(571,671)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	4,542	0	4,542
5.13	Final balance	4,741,175	16	0	277,428	294,216	0	5,312,835

CPFL ENERGIA S.A.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009 AND JUNE 30, 2009

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		September 30, 2009		June 30, 2009

	Consolidation	Equity Interest - %		Equity Interest - %

Subsidiary	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	99.99	-	99.99	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista")	Full	96.56	-	96.56	-
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	90.15	-	90.15	-
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	87.80	-	87.80	-
Companhia Luz e Força de Mococa ("CPFL Mococa)	Full	89.75	-	89.75	-

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	54.03	-	54.03
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00
Chapecoense Geração S.A. ("Chapecoense")	Proportionate	-	51.00	-	-
Centrais Elétricas da Paraíba S.A.- EPASA ("EPASA")	Proportionate	-	51.00	-	-

Energy Commercialization and Services
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	100.00	-	100.00	-
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Full	89.81	-	89.81	-

Holding Company
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	100.00	-	100.00	-
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Full	90.15	-	90.15	-

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements are presented in thousands of Brazilian reais, except where otherwise indicated, and were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law nº 11,941/09 (converted from Provisional Measure nº 449/08), (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) to December 31, 2008, and (v) consistent with those adopted for preparing the prior year’s financial statements and and the quarterly financial statements for March 31 and June 30, 2009, and should be analyzed as a whole.

2.1 Law nº 11,638/07 and Law nº 11,941/09 (converted fromProvisional Measure nº 449/08)

Law nº 11,638 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6.404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449 amended and added to certain aspects of that law and introduced the transition tax regime, which has been adopted by the Company and its subsidiaries. On May 27, 2009, Law nº 11,941 was created and ratified, converting the provisions of Provisional Measure nº 449/08 into law.

The quarterly financial statements for September 30, 2009 and June 30, 2009 reflect the changes proposed by the abovementioned legislation. Pursuant to “CPC 13 – Initial Adoption of Law nº 11,638/07 and Law nº 11,941/09”, the Company and its subsidiaries have modified the quarterly financial statements for the period to September 30, 2008 so as to reflect the changes introduced by the legislation and to improve comparability of the information presented.

Accordingly, the effects of the changes in accounting practices and reclassifications on the income for the quarters ended September 30, 2009 and 2008 are shown below:

	Net income				Shareholders'

	2009		2008		equity

	3rd quarter	Nine months	3rd quarter	Nine months	September 30, 2009

Position prior to adoption of Law nº 11,638/07	289,251	858,451	338,591	940,168	5,318,133

Adjustments:
- Derivative contracts	2,079	55,861	(5,088)	(23,835)	(18,121)
- Financial instruments measured at fair value	(1,394)	(51,380)	13,112	17,250	10,245
- Lease	(70)	(174)	(19)	(70)	(310)
- Deferred taxes on adjustments above	(192)	(1,413)	(2,709)	2,295	2,888

Subtotal	423	2,894	5,296	(4,360)	(5,298)

Position after adoption of Law nº 11,638/07	289,674	861,345	343,887	935,808	5,312,835

Reclassifications:

Income - From "financial expenses" to "operating expenses" (Amortization of intangible asset of concession)	(37,404)	(112,217)	(38,476)	(115,429)

Income - From "nonoperating income" to "other operational expenses"	(153)	(11,440)	(13,627)	(19,774)

The Company and its subsidiaries have analyzed all the guidelines in force issued by the CPC, currently in effect and approved by the CVM, and are in full compliance with all the concepts established.

All the adjustments that affected the income statement are shown in the above table. Other adjustments foreseen in Law nº 11,638/07 not described above, such as for example, adjusting to present value, had no effect on the Company and its subsidiaries for the periods presented here.

2.2 Consolidation Principles

The consolidated quarterly financial statements include the balances and transactions of the Company and its direct subsidiaries (Note 1). To December 31, 2008 the financial statements of Perácio were consolidated by the Company. Since the corporate restructuring (Note 12.1), the Company holds a direct interest in the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Planalto, CPFL Jaguari Geração and CPFL Jaguariúna.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Jaguari Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for each year presented.

All significant intercompany balances and transactions have been eliminated.

The accounting practices of the subsidiaries are consistent with those adopted by the Company, on December 31, 2008, in accordance with initial compliance with Law nº 11,638/07 and Law nº 11,941 (converted from Provisional Measure nº 449/08).

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	September 30, 2009			June 30, 2009

	Current	Non current	Total	Current	Non current	Total

Assets
Consumers, Concessionaires and Licensees (note 5)
Free energy	310	56	366	292	51	343
Discounts TUSD (*) and Irrigation	12,753	2,369	15,122	14,285	3,384	17,669
Other financial components	528	264	792	3,089	-	3,089

	13,591	2,689	16,280	17,666	3,435	21,101
Deferred Costs Variations
Parcel "A"	29,869	-	29,869	109,259	-	109,259
CVA (**)	351,365	30,774	382,139	393,301	54,197	447,498

	381,234	30,774	412,008	502,560	54,197	556,757
Prepaid Expenses (note 9)
Increase in PIS and COFINS	259	-	259	259	-	259
Overcontracting	64,602	35,061	99,663	73,324	45,688	119,012
Low income consumers' subsidy - Losses	36,115	34,743	70,858	35,948	35,642	71,590
Other financial components	12,682	-	12,682	6,410	-	6,410

	113,658	69,804	183,462	115,941	81,330	197,271
Liabilities
Suppliers (note 17)
Free energy	(29,162)	-	(29,162)	(29,075)	-	(29,075)
Deferred Gains Variations
Parcel "A"	(1,610)	-	(1,610)	(6,475)	-	(6,475)
CVA	(147,538)	(81,170)	(228,708)	(86,520)	(65,074)	(151,594)

	(149,148)	(81,170)	(230,318)	(92,995)	(65,074)	(158,069)
Other Accounts Payable (note 22)
Tariff review	(127,468)	-	(127,468)	(54,519)	-	(54,519)
Discounts TUSD and Irrigation	(1,239)	(68)	(1,307)	(1,897)	(550)	(2,447)
Increase in PIS and COFINS	(122,926)	-	(122,926)	(123,375)	-	(123,375)
Overcontracting	(18,231)	-	(18,231)	(35,249)	-	(35,249)
Low income consumers' subsidy - Gains	(6,663)	-	(6,663)	(6,849)	-	(6,849)
Other financial components	(10,435)	(2,818)	(13,253)	(21,131)	(6,391)	(27,522)

	(286,962)	(2,886)	(289,848)	(243,020)	(6,941)	(249,961)

Total net	43,211	19,211	62,422	271,077	66,947	338,024

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing (“RTE”, “Free Energy” and Parcel “A”)

a.1) Extraordinary Tariff Adjustment (RTE)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". This agreement introduced, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers.

As the period for recovery of RTE has expired, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The deadline for recovery of RTE by CPFL Sul Paulista ended in January 2009, resulting in a total loss of R$ 2,659, with no impact in the first quarter, as a provision had already been recorded previously.

The subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Santa Cruz and CPFL Mococa realized the full amount of RTE in June 2005, December 2004, June 2006 and December 2006, respectively.

a.2) Electric energy from Independent Suppliers (“Free Energy”)

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of September 30, 2009, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 6,772. The subsidiary CPFL Geração also recorded a loss of R$ 5,576 related to a pass-through from distributors whose terms for receipt have already ended. The amounts recorded are net of these provisions.

a.3) Parcel “A”

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel “A” as from January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel “A” started to be offset from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was totally amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL in the 2008 Tariff Adjustment process. The process of reimbursement to the consumer through the tariff started after approval by ANEEL, from October 2008, leaving a liability of R$ 611 at the end of the third quarter of 2009.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff review of 2008 and 2007 for the subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914

Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926

Parcel A	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619

Parcel B	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479

Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)

Income Required	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202

Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767

CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Overcontracting	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	166	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	618
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	123	50	349	129	1,064	(3,867)	449
	-	-	-	-	-	-	-	-
Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.37%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%

Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%

Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

Ratification Resolutions - ANEEL	610/2008	611/2008	612/2008	607/2008	605/2008	627/2008	636/08	553/2007
Tariff Review date	03/02/2008	03/02/2008	03/02/2008	03/02/2008	03/02/2008	08/04/2008	19/04/2008	23/10/2007

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”. Additionally, the remuneration basis of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to overcontracting.

However, final approval was given in the subsequent tariff adjustments as shown below.

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Total Repositioning	-17.05%	-3.79%	-10.41%	-3.22%	-4.73%	-14.07%	-8.11%	-13.50%
Xe Factor	0.00%	1.69%	0.00%	0.57%	0.74%	0.96%	0.00%	0.15%
Ratification Resolution - ANEEL	764/2009	763/2009	766/2009	761/2009	762/2009	786/2009	801/2009	887/2009

Due to the adjustment of the tariff review for the subsidiaries CPFL Paulista and RGE, the amounts of R$ 11,979 and R$ 22,428, respectively, were recorded in the first quarter in relation to the reimbursement to be made to the consumers in the next tariff period.

As a result of the adjustment of the tariff review of the subsidiary CPFL Piratininga, a liability of R$ 90,721 (value pro rata as of September 30, 2009 of the amount of R$ 93,540 for two tariff periods) was recorded in the quarter, to be reimbursed to consumers. The amount was recorded in , “ Other Accounts Payable”, set against “Income from Electric Energy Operations”.

b.2) Tariff Adjustment

ANEEL established the annual tariff adjustment of 2009 and 2008 for subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	192,302	77,004	47,999	73,724	87,327	4,640,667	1,902,839	2,267,755

Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	341,928
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,098,860
Transmission of Energy	19,238	9,647	5,594	8,727	11,092	425,052	201,789	266,754

Parcel A	139,878	64,853	34,967	47,713	66,819	3,909,326	1,513,115	1,707,542
Parcel B	72,974	20,626	18,083	33,810	30,810	1,361,615	588,468	623,920

Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629	5,270,941	2,101,583	2,331,462

Financial Components	28,530	300	351	1,924	(149)	402,812	178,722	73,878

CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	110,116
Overcontracting	9	-	-	-	-	28,125	(1,949)	7,865
Advances	25,375	126	422	1,527	399	117,093	138,013	41,809
Low-Income Subsidy	-	-	-	-	-	33,047	1,519	1,090
TUSD and Irrigation discount	(771)	-	22	852	43	6,122	1,625	3,010
Connection and Fronteir Charges	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	357
Recalculation of 2008 Tariff Review	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	(93,540)
Subsidy for cooperatives	-	-	-	-	-	-	(16,178)	4,417
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	(577)
Other	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	(669)

Adjustment Economy Tariff	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	2.81%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.15%	7.64%	8.50%	3.17%
Total tariff adjustment	24.09%	11.36%	11.18%	12.94%	11.64%	21.22%	18.95%	5.98%

X Factor	1.05%	2.81%	1.14%	1.44%	1.43%	1.19%	0.18%	-1.36%

Ratification Resolution ANEEL	11.85%	9.40%	5.59%	10.61%	10.23%	21.56%	3.43%	-2.12%

Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	896/2009
Tariff Adjustment date	03/02/2009	03/02/2009	03/02/2009	03/02/2009	03/02/2009	08/04/2009	19/04/2009	10/23/2009

(*) The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On account of the process of approval of the financial components in the tariff adjustments of the subsidiaries CPFL Paulista and RGE, the following negative adjustments were recorded in the first quarter:

CPFL Paulista: the record of a CVA liability of R$ 24,118 due to recalculation of the K factor (the lower of regulatory and actual losses), reversal of R$ 14,263 in relation to an asset of overcontracting of energy, and the record of other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

RGE: liabilities in relation to the subsidy of R$ 5,156 to cooperatives and TUSD Generation of R$ 5,495.

CPFL Piratininga: reversal of the Overcontracting Asset of R$ 52,302 (see item c.5) and increase of R$ 7,963 in the cooperative subsidy asset.

c) Financial components

c.1) Tariff review

The differences between the provisional and the final tariff reviews generated liabilities to be reimbursed to consumers, which were treated as financial components in the subsequent tariff adjustments of the respective subsidiaries, as mentioned in item b.1.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the forecast of these discounts for the next tariff period. The difference between the forecast and the amount actually realized is offset in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated

	September 30, 2009					June 30, 2009

	Ratified			Not Ratified	Total	Ratified			Not Ratified		Total

	2009	2008	2007	2009		2009	2008	2007	2009	2008

Itaipu pass-through	(59,280)	17,408	1,092	(43,950)	(84,730)	(70,279)	13,811	5,658	(10,044)	(2,340)	(63,194)
Electric Energy Costs	127,321	(22,974)	(1,350)	(82,516)	20,481	123,795	(23,516)	(6,997)	(22,377)	33,726	104,631
Proinfa	28,286	532	(113)	(2,966)	25,739	13,125	2,209	(585)	(1,435)	12,421	25,735
CCC	38,097	2,429	759	(5,366)	35,919	45,551	5,406	3,934	(25,177)	4,168	33,882
Transmission from Itaipu	2,854	163	10	1,906	4,933	3,039	274	53	1,176	499	5,041
Basic Network	22,100	1,382	-	34,403	57,885	15,424	3,615	-	9,410	12,431	40,880
ESS	97,020	4,588	28	(32,341)	69,295	123,746	11,579	148	(11,004)	3,568	128,037
CDE	14,475	(80)	(112)	9,626	23,909	5,165	222	(583)	8,183	7,905	20,892

	270,873	3,448	314	(121,204)	153,431	259,566	13,600	1,628	(51,268)	72,378	295,904

c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 22).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In the 2008 Tariff Review process, ANEEL 2008 revised the methodology and the overcontracting amounts of the subsidiary CPFL Paulista, to include the seasonal processes and modulation of energy required. In order to maintain the consistency of the information, the subsidiaries CPFL Paulista and CPFL Piratininga also revised their procedures on overcontracting, including the contracts with the subsidiary CPFL Brasil, in respect of modulation and made the appropriate provisional adjustments to the accounts.

Consequently, in the first quarter of 2008, the subsidiaries CPFL Paulista and CPFL Piratininga recorded increases in “Revenue - Electric Energy Supplied” and “Costs - Cost of Electric Energy” totaling R$ 22,694 and R$ 137,169, respectively.

Additionally, the subsidiary CPFL Brasil recorded a provision for accounts payable of R$ 71,879, set against reversal of revenue from energy supplied of R$ 66,438 and financial expense of R$ 5,441.

For the Tariff Adjustment of the subsidiary CPFL Paulista, in 2009, ANEEL applied the revised methodology for flat-rate modulation to the financial years of 2005 and 2006, resulting in a positive effect on Cost of Electric Energy at CPFL Brasil of R$ 4,688, in line with the procedure adopted in 2008.

As a result of Dispatch nº 1,366, of April 7, 2009, in which ANEEL denied approval of the Request for Reconsideration filed by the subsidiary CPFL Paulista in relation to overcontracting of electric energy in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga regarded the adjustments as final.

In relation to the 2009 Tariff Reviews of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL regarding the transactions relating to the acquisition of electric energy in the CCEE, in 2008, as voluntary exposure, and therefore provisionally approved the amounts of R$ 32,006 and R$ 7,865, respectively for CPFL Paulista and CPFL Piratininga, of the Overcontracting, but did not recognise the amounts of R$ 19,503 and R$ 52,302, originally recorded by the subsidiaries. While not agreeing with the Agency's position, the subsidiaries, conservatively, decided to reverse these amounts, crediting "Prepaid Expenses" setting against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009 and "Financial income" (R$ 920 in the 1st quarter of 2009 and R$ 2,681 in the third quarter of 2009). The amounts used in the tariff adjustments were provisionally adopted by ANEEL in order to postpone the final decision on the matter until the future discussion at Public Hearing nº 008/2009, on Mar 11, 2009.

c.6) Low Income Consumers’ Subsidy

Law nº 10,438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers should be identified,as from the second tariff review cycle of the distribution subsidiaries, ANEEL decided that, whenever possible, part of this subsidy would be reimbursed through the tariff in the ambit of the concessionaire itself including the financial component in the tariff. If full reimbursement cannot be made through the tariff, CDE funds will be transferred to supplement this subsidy

ANEEL introduced a new system granting tariff adjustments to cover in full subsidies granted to the consumers. Accordingly, the difference between the subsidy actually made and the advance received will be calculated monthly for purposes of inclusion in the next tariff adjustment.

c.7) Other financial components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and consultancy (measures to be taken and remuneration basis).

Changes in regulatory assets and liabilities during the quarter ended September 30, 2009:

	Consolidated

		Operating reveue (note 24)		Cost of electric energy (note 25)		Deductions from operating revenue					Financial income (expense) (note 27)
	June 30, 2009							Operating expense		Cash			September 30, 2009

		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Amort.	Prov.for losses		Deferral	Remuner.

Free energy	(28,732)	-	-	-	-	-	-	-	70	(58)	-	(76)	(28,796)
Parcel "A"	102,784	-	(847)	-	(61,309)	-	(14,942)	138	-	-	-	2,435	28,259
Tariff review	(54,519)	(90,721)	17,772	-	-	-	-	-	-	-	-	-	(127,468)
Discounts TUSD and Irrigation	15,222	4,567	(5,948)	-	-	-	-	-	-	-	-	(26)	13,815
CVA	295,904	-	-	(72,290)	(70,383)	23,504	(20,108)	-	-	-	(11,288)	8,092	153,431
Increase in PIS and COFINS	(123,116)	-	-	-	-	-	-	-	-	-	-	449	(122,667)
Overcontracting	83,763	-	-	3,583	(3,663)	-	-	-	-	-	-	(2,251)	81,432
Low Income Consumers’ Subsidy	64,741	9,974	(7,740)	-	-	-	-	-	-	(2,759)	-	(21)	64,195
Other financial components	(18,023)	51,755	(36,263)	-	1,295	-	1,256	563	-	(169)	-	(193)	221

Total net	338,024	(24,425)	(33,026)	(68,707)	(134,060)	23,504	(33,794)	701	70	(2,986)	(11,288)	8,409	62,422

(4) CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2009	2009	30, 2009	2009

Bank deposits	2,790	505	48,202	384,102
Short-term financial investments	44,026	5,670	631,526	346,954

Total	46,816	6,175	679,728	731,056

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown as of September 30, 2009 and June 30, 2009:

	Consolidated

		Past due		Total

	Balances Coming due	Up to 90 days	More than 90 days	September 30, 2009	June 30, 2009

Current
Consumer Classes
Residential	293,696	197,247	20,976	511,919	488,322
Industrial	211,693	81,144	45,269	338,106	297,732
Commercial	114,377	54,883	21,373	190,633	177,883
Rural	27,886	6,631	1,327	35,844	31,802
Public Administration	31,777	7,506	2,890	42,173	36,589
Public Lighting	40,403	3,904	36,335	80,642	92,210
Public Service	30,380	7,185	996	38,561	34,765

Billed	750,212	358,500	129,166	1,237,878	1,159,303
Unbilled	388,816	-	-	388,816	380,869
Financing of Consumers' Debts	45,479	3,616	14,567	63,662	60,363
Regulatory assets (note 3)	13,591	-	-	13,591	17,666
CCEE Transactions	27,026	-	-	27,026	31,556
Concessionaires and Licensees	182,697	-	4	182,701	188,893
Collection in process of Classification	(42,227)	-	-	(42,227)	18,972
Other	14,479	-	-	14,479	17,477

Total	1,380,073	362,116	143,737	1,885,926	1,875,099

Noncurrent
Financing of Consumers' Debts	131,727	-	-	131,727	134,810
Regulatory assets (note 3)	2,689	-	-	2,689	3,435
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	40,130	-	-	40,130	48,156

Total	215,847	-	-	215,847	227,702

Collection in process of Classification - This refers to amounts received that are pending identification, mainly related to accounts receivable from electric energy consumers. The credit balance of R$ 42,227 at September 2009 refers to amounts received where the accounts receivable were not written off due to the implementation of the new billing system, and the June 2009 debit balance of R$ 18,972 refers to amounts not identified at that date and duly reclassified in the various collection banks in the subsequent period.

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of September 30, 2009, the current assets balance of the parent company is R$ 41,205 (R$ 39,645 as of June 30, 2009), and the noncurrent assets balance is R$ 68,307 (R$ 74,616 as of June 30, 2009). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	September 30,	June 30,	September 30,	June 30,
	2009	2009	2009	2009

Current
Social Contribution Prepayments - CSLL	652	-	14,895	7,768
Income Tax Prepayments - IRPJ	1,008	-	40,761	22,101
Social Contribution and Income Tax	20,640	38,647	56,714	67,354
Withholding Income Tax - IRRF	1,040	287	30,739	32,023
ICMS (State VAT)	-	-	48,763	45,769
PIS (Tax on Revenue)	-	-	4,449	3,290
COFINS (Tax on Revenue)	10	9	15,015	10,998
INSS (Social Security)	1	1	578	634
Withholding Income Tax on Interest on Net Equity	15,743	15,743	15,743	15,743
Other	-	-	7,143	6,170

Total	39,094	54,687	234,800	211,850

Noncurrent
Social Contribution Tax - CSLL	-	-	27,444	27,096
Income Tax - IRPJ	-	-	1,001	984
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	66,740	65,801
Other	-	-	5,120	4,857

Total	2,787	2,787	103,092	101,525

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of June 30, 2009	(76,920)
Additional Allowance Recorded	(24,376)
Recovery of Revenue	12,254
Write-off of Accounts Receivable	8,733

Balance as of September 30, 2009	(80,309)

(9) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	September		September
	30, 2009	June 30, 2009	30, 2009	June 30, 2009

Regulatory assets - (note 3)	113,658	115,941	69,804	81,330
Other	21,732	23,031	7,794	8,623

Total	135,390	138,972	77,598	89,953

(10) DEFERRED TAXES

	Parent Company		Consolidated

	September	June 30,	September
	30, 2009	2009	30, 2009	June 30, 2009

Social Contribution Credit on:
Tax Loss Carryforwards	22,817	22,538	33,664	34,519
Tax Benefit on Merged Goodwill	-	-	196,159	200,893
Temporarily Nondeductible Differences	73	70	66,002	77,638

Subtotal	22,890	22,608	295,825	313,050

Income Tax Credit on:
Tax Loss Carryforwards	78,262	78,110	79,495	80,443
Tax Benefit of Merged Goodwill	-	-	656,768	672,022
Temporarily Nondeductible Differences	20,450	20,079	201,821	233,735

Subtotal	98,712	98,189	938,084	986,200

Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	-	-	1,102	12,480

Total	121,602	120,797	1,235,011	1,311,730

Current	14,284	14,291	169,928	210,164
Noncurrent	107,318	106,506	1,065,083	1,101,566

Total	121,602	120,797	1,235,011	1,311,730

The projections of future income, which guide and support the constitution of the deferred tax credits of the Company and its subsidiaries, were approved by the Board of Directors and examined by the Fiscal Council and are annually reviewed. For the quarter ended September 30, 2009, Management does not anticipate significant changes in the projections disclosed in the December 31, 2008 financial statements.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated

	September 30, 2009		June 30, 2009

	CSLL	IRPJ	CSLL	IRPJ

CPFL Paulista	106,194	294,983	108,654	301,814
CPFL Piratininga	23,727	81,412	24,246	83,195
RGE	45,145	186,438	45,912	189,606
CPFL Santa Cruz	6,178	19,427	6,494	20,420
CPFL Leste Paulista	3,618	10,045	3,783	10,508
CPFL Sul Paulista	5,259	14,606	5,497	15,269
CPFL Jaguari	3,163	8,787	3,299	9,163
CPFL Mococa	2,066	5,737	2,165	6,014
CPFL Geração	-	33,987	-	34,594
CPFL Serviços	809	1,346	843	1,439

Total	196,159	656,768	200,893	672,022

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated

	September 30, 2009			June 30, 2009

	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS

Reserve for Contingencies	11,307	50,195	-	11,290	49,723	-
Pension Plan Expenses	4,292	12,919	-	4,457	13,378	-
Allowance for Doubtful Accounts	6,658	18,492	-	6,273	17,421	-
Research and Development and Energy Efficiency
Programs	16,512	45,860	-	16,927	47,011	-
Profit Sharing	1,583	5,141	-	1,214	4,118	-
Differences in Depreciation Rates - RGE	10,111	28,086	-	10,466	29,072	-
Regulatory liability - Increase in PIS and COFINS	10,833	30,092	-	10,874	30,204	-
Provision for overcontracting (Note 3 c.5)	990	2,749	942	11,803	32,784	12,347
Effects of Law nº 11,638/07 (Note 2)	804	2,231	160	870	2,418	133
Other	2,912	6,056	-	3,464	7,606	-

Total	66,002	201,821	1,102	77,638	233,735	12,480

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and nine-month period ended September 30, 2009 and 2008:

	Parent Company

	CSLL

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Income before taxes	287,857	985,301	338,091	1,048,137
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(329,187)	(1,029,788)	(387,221)	(1,100,682)
- Intangible asset (goodwill) amortization	30,330	90,990	25,549	76,649
- Other Permanent Additions, net	620	2,573	1,548	2,481

Calculation base	(10,380)	49,076	(22,033)	26,585
Statutory Tax Rate	9%	9%	9%	9%

Total	934	(4,417)	1,983	(2,393)

	Parent Company

	IRPJ

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Income before taxes	287,857	985,301	338,091	1,048,137
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(329,187)	(1,029,788)	(387,221)	(1,100,682)
- Intangible asset (goodwill) amortization	37,186	111,561	32,299	96,903
- Other Permanent Additions, net	611	2,546	1,594	2,570

Calculation base	(3,533)	69,620	(15,237)	46,928
Statutory Tax Rate	25%	25%	25%	25%

Tax Credit Result	883	(17,405)	3,809	(11,732)
- Tax Credit Allocated	-	-	4	136

Total	883	(17,405)	3,813	(11,596)

	Consolidated

	CSLL

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Income before taxes	455,763	1,364,539	535,748	1,464,820
Adjustments to Reflect Effective Rate:
- Intangible asset (goodwill) amortization	30,330	90,990	27,065	81,193
- CMC Realization	2,172	9,251	3,765	12,227
- Effect of Presumed Profit System	(10,503)	(30,328)	(10,528)	(32,710)
- Other Permanent Additions (Exclusions), net	14,340	24,402	5,200	(13,724)

Calculation base	492,102	1,458,854	561,250	1,511,806
Statutory Tax Rate	9%	9%	9%	9%

Tax Debit Result	(44,289)	(131,297)	(50,513)	(136,063)
- Tax Credit Allocated / (Not Allocated)	(295)	(1,347)	(383)	(1,155)

Total	(44,584)	(132,644)	(50,896)	(137,218)

	Consolidated

	IRPJ

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Income before taxes	455,763	1,364,539	535,748	1,464,820
Adjustments to Reflect Effective Rate:
- Intangible asset (goodwill) amortization	37,585	112,756	38,476	115,429
- Effect of Presumed Profit System	(12,301)	(34,670)	(13,029)	(39,526)
- Other Permanent Additions (Exclusions), net	(11,453)	(4,198)	(6,897)	(2,205)

Calculation base	469,594	1,438,427	554,298	1,538,518
Statutory Tax Rate	25%	25%	25%	25%

Tax Debit Result	(117,399)	(359,607)	(138,575)	(384,630)
- Tax Credit Allocated / (Not Allocated)	(596)	(3,057)	(9)	90

Total	(117,995)	(362,664)	(138,584)	(384,540)

(11) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	September 30,	June 30,	September	June 30,
	2009	2009	30, 2009	2009

Receivables from CESP	9,111	20,010	-	-
Receivables from BAESA's shareholders	15,156	14,840	18,945	22,260
Advances - Fundação CESP	7,003	6,762	-	-
Pledges, Funds and Tied Deposits	384	872	30,420	24,902
Fund Tied to Foreign Currency Loans	-	-	19,553	25,072
Orders in Progress	5,987	7,147	-	34
Services Rendered to Third Parties	42,510	39,942	-	-
Reimbursement RGR	6,332	6,666	765	765
Advance Energy Purchase Agreements	13,027	7,459	58,169	61,438
Other	30,527	15,936	24,039	24,360

Total	130,037	119,634	151,891	158,831

(12) INVESTMENTS

	Parent Company		Consolidated

	September 30,		September 30,
	2009	June 30, 2009	2009	June 30, 2009

Permanent Equity Interests:
At equity method	3,559,054	3,229,867	-	-
At cost method	-	-	117,591	117,535
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,545,954	1,583,140	-	-

Total	5,092,180	4,800,179	104,763	104,707

12.1 - Permanent Equity Interests:

The main information on the investments in direct permanent equity interests is as follows:

					3rd quarter			3rd quarter	3rd quarter
			September 30, 2009		2009	September 30, 2009	June 30, 2009	2009	2008

Investment	Number of (thousand) Shares held	Interest - %	Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries

CPFL Paulista	72,650	100%	72,650	630,778	133,390	630,778	497,388	133,390	147,781
CPFL Piratininga	53,031,259	100%	62,735	215,758	(14,780)	215,758	230,538	(14,780)	60,127
RGE	807,168	100%	851,861	1,140,745	39,151	1,140,745	1,101,594	39,151	40,779
CPFL Santa Cruz	371,772	99,99%	45,330	90,754	10,617	90,745	80,128	10,617	7,598
CPFL Leste Paulista	895,373	96,56%	12,217	44,515	4,164	43,672	39,630	4,042	-
CPFL Jaguari	211,844	90,15%	5,716	33,290	2,120	31,761	29,848	1,913	-
CPFL Sul Paulista	445,317	87,80%	10,000	46,172	3,990	43,838	40,288	3,550	-
CPFL Mococa	116,989	89,75%	9,850	31,335	2,442	29,223	27,031	2,192	-
CPFL Geração	205,487,716	100%	1,039,618	1,225,491	85,417	1,225,491	1,140,074	85,417	56,230
CPFL Brasil	2,999	100%	2,999	65,114	61,516	65,114	3,598	61,516	64,941
CPFL Atende (*)	1	100%	1	(1,916)	6	(1,916)	(1,922)	6	(28)
CPFL Planalto (*)	630	100%	630	2,233	1,603	2,233	630	1,603	-
CPFL Serviços	1,443,141	89,81%	588	(245)	(2,174)	36	1,986	(1,950)	-
CPFL Jaguariuna	189,620	100%	2,481	2,195	7	2,195	2,189	6	-
CPFL Jaguari Geração	40,072	90,15%	40,108	43,688	2,789	39,381	36,867	2,514	-
Perácio	-	-	-	-	-	-	-	-	9,793

Total						3,559,054	3,229,867	329,187	387,221

The changes in the balance of shareholders’ interests refer to equity adjustments accounting, in accordance with the above table.

a) Corporate Restructuring: Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737, ANEEL approved a corporate restructuring involving Perácio, CPFL Jaguariúna and its subsidiaries. The operation was put into effect in the first quarter of 2009, and consisted of:

• Increase in the capital of Perácio:

An Extraordinary General Meeting (EGM) held on January 29, 2009 approved an increase of R$ 413,543 in the capital of Perácio by the Company, by capitalization of AFAC amounting to R$ 409,310 and other accounts receivable of R$ 4,233.

• Merger of Perácio by CPFL Jaguariúna:

An EGM held on February 18, 2009 approved the merger of Perácio by CPFL Jaguariúna. The merged company was consequently terminated and CPFL Jaguariúna succeeded to all its assets, rights and obligations.

• Partial spin-off of CPFL Jaguariúna:

An EGM held on March 25, 2009 approved the partial spin-off and reduction of capital of CPFL Jaguariúna.

In the spin-off, the goodwill, the related provision and the tax benefit on the merged goodwill (Perácio), recorded according to the CVM Instruction nº 319/99 e nº 349/01, amounting net to R$ 40,824, were merged into the CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Serviços. Additionally, the capital of CPFL Jaguariúna was reduced by R$ 290,248, consisting of transfer to CPFL Energia of the investment in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Planalto, CPFL Serviços and CPFL Jaguari Geração, totaling R$ 201,339; of dividend receivable of R$ 66,776; cash of R$ 2,000; liabilities of R$ 23,917; and net goodwill balance of R$ 44,050 (reassessed goodwill of R$ 41,614 and R$ 2,436 related to the goodwill on acquisition of non-controlling shareholders).

The goodwill on acquisition of minority interests, after having being merged and applying CVM n° 319/99 and n° 349/01, generated a tax credit of R$ 808 in the subsidiaries and adjusted goodwill of R$ 1,628 for the Company.

After completion of the corporate restructuring, the Company holds direct control of these subsidiaries.

b) Capital Reduction:

The EGM of March 25, 2009 also approved a reduction of capital of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. The objective of this reduction, which resulted in a financial reimbursement of R$ 58,236 to the Company, was to adjust the capital structure. This operation did not result in cancellation of shares.

c) Restructuring of Foz do Chapecó

On May 12, 2009, in Authorization Resolution nº 1913, ANEEL approved the corporate restructuring of the indirect subsidiary Foz do Chapecó, which consists of the transfer of all the shares in Foz do Chapecó currently held by the subsidiary CPFL Geração and by Companhia Estadual de Energia Elétrica (“CEEE-GT”) to Chapecoense Geração S.A. (“Chapecoense”).

On August 20, 2009, the companies Foz do Chapecó and Chapecoense held Extraordinary General Meetings to ratify the restructuring. The partners of Chapecoense are now CPFL Geração, holding 51%, CEEE-GT with 9% and Furnas with 40%. Accordingly, Chapecoense will now hold 100% of the capital of Foz do Chapecó. This restructuring did not change the participations previously held by the partners in the venture.

d) Acquisition of Shareholders’ Interest in EPASA through CPFL Geração

On September 15, 2009 the subsidiary CPFL Geração signed a contract to acquire 51% of the capital of Centrais Elétricas da Paraíba S.A. (“EPASA). EPASA is a private corporation set up for the specific purpose of developing, implementing, operating and exploiting 2 (two) thermoelectric plants, “UTE Termoparaíba” and “UTE Termonordeste”, both powered by fuel oil and planned installed power of 170.80 MW each.

Authorization was received for these plants to be operated for 35 years under an independent electric energy production regime through MME Administrative Rulings nº 340, of December 6, 2007 and nº 347 of December 11, 2007, for UTE Termoparaíba and UTE Termonordeste.

12.2 – Interest on Shareholders’ Equity and Dividends:

	Parent Company

	Dividend		Interest on net equity		Total

Subsidiaries	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

CPFL Paulista	205,291	276,080	-	13,211	205,291	289,291
CPFL Piratininga	132,706	162,706	6,123	6,123	138,829	168,829
RGE	41,001	41,001	20,000	31,294	61,001	72,295
CPFL Santa Cruz	6,999	8,051	-	2,128	6,999	10,179
CPFL Geração	-	276,087	-	90,235	-	366,322
CPFL Brasil	-	130,943	-	-	-	130,943
CPFL Leste Paulista	3,582	6,582	1,375	1,375	4,957	7,957
CPFL Sul Paulista	4,801	9,802	1,036	1,036	5,837	10,838
CPFL Jaguari	-	1,681	-	785	-	2,466
CPFL Mococa	500	2,658	-	580	500	3,238
CPFL Serviços	3,648	3,648	-	-	3,648	3,648
CPFL Planalto	-	3,379	-	-	-	3,379
CPFL Jaguari Geração	-	3,627	-	-	-	3,627

Total	398,528	926,245	28,534	146,767	427,062	1,073,012

In the third quarter of 2009, the Company received R$ 645,950 in relation to dividends declared in prior periods.

12.3 – Investment at cost

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.’s 5.91% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,931 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 74,759, were registered in the liabilities of the consolidated financial statements under Non-Controlling Shareholders Interest.

12.4 – Goodwill

With regard to the type of goodwill recorded in the parent company, see Note 14.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	September 30, 2009			June 30, 2009

	Historical Cost	Accumulated Depreciation	Net Value	Net Value

In Service
- Distribution	8,242,634	(4,228,887)	4,013,747	3,952,125
- Generation	2,128,604	(233,490)	1,895,114	1,907,800
- Commercialization	187,153	(81,855)	105,298	107,222
- Administration	146,538	(88,118)	58,420	54,919
- Leased assets	943,351	(258,381)	684,970	688,841

	11,648,280	(4,890,731)	6,757,549	6,710,907
In Progress
- Distribution	330,213	-	330,213	280,199
- Generation	1,086,027	-	1,086,027	931,604
- Commercialization	30,571	-	30,571	24,834
- Administration	18,653	-	18,653	20,608

	1,465,464	-	1,465,464	1,257,245

Subtotal	13,113,744	(4,890,731)	8,223,013	7,968,152

Special Obligations linked to the
Concession			(1,042,845)	(1,025,312)

Total			7,180,168	6,942,840

The average depreciation rate of the assets, considering the estimated useful life of assets as defined by the regulatory agency, is 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

In compliance with IBRACON Technical Communication nº 02/09 of February 20, 2009 and in accordance with the provisions of Law nº 8,987 of February 13, 1995 and Decree nº 2,003 of September 10, 1996, the Management of the indirect subsidiaries BAESA and CERAN, together with their legal advisors, understand that, under the terms of the legislation in force and the concession contract, all the assets and installations tied to the hydroelectric power plants that have not yet been amortized will be indemnified at the end of said contract. In addition, aiming to eliminate any doubts about this, the indirect subsidiary BAESA sent a letter to ANEEL on May 28, 2009 requesting the regulatory agency’s official position on the matter.

The legal advisors of the indirect subsidiary ENERCAN also analyzed its concession contract under the terms of the legislation and considered that there is a risk that ANEEL could understand that only the residual values of the non-amortized assets relating to investments made after the last generator unit came into operation are to be indemnified, although the same advisors also presented consistent arguments for the possibility of the indirect subsidiary ENERCAN obtaining this indemnification. Aiming to resolve these doubts, from a regulatory standpoint, the indirect subsidiary ENERCAN sent a letter to ANEEL on 01 June, 2009 requesting its position on the matter.

(14) INTANGIBLE ASSETS

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2009	2009	30, 2009	2009

Intangible concession asset	-	-	2,201,107	2,247,274
Other intangible assets	4,507	4,500	341,425	330,487

Total	4,507	4,500	2,542,532	2,577,761

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 “Impairment of Assets”.

Breakdown of the Intangible Concession Asset

	Consolidated

	September 30, 2009			June 30, 2009	2009

	Historical Cost	Accumulated Amortization	Net Value	Net Value	Annual amortization

					rate

INTANGIBLE ASSET OF CONCESSION
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(75,576)	229,285	234,630	6.38%
CPFL Piratininga	39,065	(9,395)	29,670	30,319	6.65%
CPFL Geração	54,555	(13,844)	40,711	41,525	5.99%
RGE	3,150	(336)	2,814	2,862	6.14%

	401,631	(99,151)	302,480	309,336
Subsidiaries
ENERCAN	10,233	(1,434)	8,799	8,973	5.78%
Barra Grande	3,081	(784)	2,297	2,342	5.85%
Foz do Chapecó	7,376	-	7,376	7,319	-
	499	-	499	-	-
Other	14,478	(10,327)	4,151	4,331	6.06%

	35,667	(12,545)	23,122	22,965

Subtotal	437,298	(111,696)	325,602	332,301
Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(715,521)	404,745	409,824	4.03%
CPFL Geração	426,450	(199,164)	227,286	231,345	6.03%

Subtotal	1,546,716	(914,685)	632,031	641,169
Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(334,697)	739,329	756,449	6.38%
CPFL Piratininga	115,762	(27,842)	87,920	89,846	6.25%
RGE	310,128	(42,690)	267,438	272,037	5.96%
CPFL Santa Cruz	61,685	(18,643)	43,042	45,242	14.26%
CPFL Leste Paulista	27,034	(3,256)	23,778	24,863	15,08% and 16,91%
CPFL Sul Paulista	38,168	(4,558)	33,610	35,129	15,08% and 16,34%
CPFL Jaguari	23,600	(2,686)	20,914	21,809	15,26% and 16,0%
CPFL Mococa	15,124	(1,902)	13,222	13,856	15,42% and 17,43%
CPFL Jaguari Geração	15,275	(1,054)	14,221	14,573	9.19%

	1,680,802	(437,328)	1,243,474	1,273,804

Total	3,664,816	(1,463,709)	2,201,107	2,247,274

Until December 31, 2007, goodwill on the acquisition or increase in equity interest was recorded under Investments (“Goodwill”) and Property, plant and equipment (“Other assets not tied to the concession”). Since the enactment of Law nº 11,638/07 and the publication of CPC 04 “Intangible Assets”, in 2008, these amounts are defined and classified as intangible assets.

• Intangible assets – Concession

The difference between the amount paid and the equity of acquired companies on the acquisition dates. Correspond to the parent company’s future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires’ projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

- Intangible assets acquired, not merged

In the parent company, refer mainly to goodwill on the acquisition of the remaining shares held by the minority shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007.

- Intangible assets acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

The changes in the balance of corporate interests in the quarter are as follows:

	Consolidated

	June 30, 2009	Addition	Amortization	September 30, 2009

Intangible asset acquired, not merged
Historical cost	436,742	556	-	437,298
Accumulated Amortization	(104,441)	-	(7,255)	(111,696)

	332,301	556	(7,255)	325,602
Intangible asset acquired and merged – Deductible
Historical cost	1,546,716	-	-	1,546,716
Accumulated Amortization	(905,547)	-	(9,138)	(914,685)

	641,169	-	(9,138)	632,031
Intangible asset acquired and merged – Reassessed
Historical cost	1,680,802	-	-	1,680,802
Accumulated Amortization	(406,998)	-	(30,330)	(437,328)

	1,273,804	-	(30,330)	1,243,474
	-	-	-	-

Subtotal	2,247,274	556	(46,723)	2,201,107

Other intangible assets	330,487	20,307	(9,369)	341,425

Total	2,577,761	20,863	(56,092)	2,542,532

(15) INTEREST, LOANS AND FINANCING

	Consolidated

	September 30, 2009				June 30, 2009

		Principal				Principal

	Interest Current and Noncurrent	Current	Noncurrent	Total	Interest Current and Noncurrent	Current	Noncurrent	Total

At cost
LOCAL CURRENCY
BNDES - Power Increases (PCH's)	90	8,257	15,116	23,463	100	9,007	16,896	26,003
BNDES - Investment	9,466	306,252	2,222,108	2,537,826	9,397	280,959	2,155,785	2,446,141
BNDES - Purchase of assets	47	436	5,926	6,409	48	346	5,993	6,387
Furnas Centrais Elétricas S.A.	-	61,438	-	61,438	-	84,798	-	84,798
Financial Institutions	6,678	37,653	167,924	212,255	17,670	528,313	177,662	723,645
Other	548	21,212	32,468	54,228	541	25,857	34,629	61,027

Subtotal	16,829	435,248	2,443,542	2,895,619	27,756	929,280	2,390,965	3,348,001

FOREIGN CURRENCY

IDB	275	3,651	53,430	57,356	356	3,922	59,677	63,955
Financial Institutions	1,543	4,003	49,490	55,036	769	4,393	54,319	59,481

Subtotal	1,818	7,654	102,920	112,392	1,125	8,315	113,996	123,436

Total at cost	18,647	442,902	2,546,462	3,008,011	28,881	937,595	2,504,961	3,471,437

At Fair Value
FOREIGN CURRENCY
Financial Institutions	59,817	92,059	986,266	1,138,142	66,471	128,209	1,007,877	1,202,557

Total	59,817	92,059	986,266	1,138,142	66,471	128,209	1,007,877	1,202,557

Total	78,464	534,961	3,532,728	4,146,153	95,352	1,065,804	3,512,838	4,673,994

	Consolidated

	September 30,	June 30, 2009
At cost	2009		Remuneration	Amortization	Collateral

Local currency

BNDES - Power Increases
CPFL Geração	23,298	25,755	TJLP + 3.1% to 4.3% p.a.	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	165	248	UMBND + 3.5% to 4.0% p.a.	72 e 84 monthly installments from February 2003 e September 2004	Guarantee of CPFL Energia and Paulista

BNDES - Investment
CPFL Paulista - FINEM II	79,544	95,453	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	114,312	121,035	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	198,102	166,985	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM III	72,871	78,476	TJLP + 5.0% p.a.	60 monthly installments from December 2008	Revenue collection / Reserve account
RGE - FINEM IV	147,970	147,921	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	29,618	35,542	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	67,905	71,899	TJLP + 3.3%p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	90,448	78,101	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Santa Cruz	2,254	2,254	TJLP + 2.0% to 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
BAESA	139,934	143,856	TJLP + 3.125% to 4.125%p.a.	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue

BAESA	29,716	32,978	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	315,422	323,721	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	19,483	21,871	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	276,896	282,533	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	41,688	46,084	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	125,368	127,734	TJLP + 3.69% p.a. (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	775,601	658,806	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights, revenue and guarantee of CPFL Energia
CPFL Mococa	3,018	3,018	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,458	2,499	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	1,929	2,025	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	3,289	3,350	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BNDES - Purchase of assets
CPFL Brasil	6,409	6,387	TJLP + from 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.
CPFL Geração	61,438	84,798	IGP-M + 10% p.a. (2)	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	41,268	43,302	IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
	-	176,802	118.0% of CDI (Effective rate:	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Bradesco			118.0% of CDI + 1% p.a.)

RGE
HSBC Corretora	-	187,099	118.0% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
CPFL Geração
Banco Itaú	100,001	103,271	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
	-	85,730	118.0% of CDI (Effective rate:		Guarantee of CPFL Energia
Banco Bradesco			118.0% of CDI + 1.07% p.a.)	1 installment in April 2010

Santa Cruz
HSBC	39,804	38,844	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CERAN
Banco Bradesco	31,182	38,234	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
CPFL Sul Paulista

Banco Bradesco	-	16,117	118.0% of CDI (Effective rate:	1 installment in October 2009	Guarantee of CPFL Energia
			118.0% of CDI + 2.14% p.a.)
CPFL Leste Paulista

Banco Bradesco	-	24,177	118.0% of CDI (Effective rate:	1 installment in October 2009	Guarantee of CPFL Energia
			118.0% of CDI + 2.08% p.a.)
CPFL Jaguari

Banco Bradesco	-	10,069	118.0% of CDI (Effective rate:	1 installment in October 2009	Guarantee of CPFL Energia
			118.0% of CDI + 2.23% p.a.)

Other
Eletrobrás
CPFL Paulista	9,741	8,406	RGR + 6.0% to 9.0% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,537	1,659	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	12,268	12,441	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	4,852	5,072	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,042	1,073	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,546	1,595	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	32	33	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	294	303	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Outros	22,916	30,445			-

Local Currency - At cost	2,895,619	3,348,001
Foreign currency

	-	-
BID - Enercan	57,356	63,955	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (7)
Debt Conversion Bond	6,507	7,044	US$ + 6-month Libor+ 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	9,795	10,538	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
FLIRB
C-Bond

Discount Bond	15,892	17,206	US$ + 6-month Libor+ 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

PAR-Bond	22,842	24,693	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Foreign currency - At cost	112,392	123,436

Total at cost	3,008,011	3,471,437
Foreign currency
At fair Value

Financial institution
CPFL Paulista
Banco do Brasil	105,163	106,072	Yen + 5,7778% p.a. (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	400,224	419,370	Yen +1,4824% p.a.(4)	1 installment in January 2012	No guarantee
RGE
Banco do Brasil	-	37,725	Yen + 5,7778% p.a. (5)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	632,755	639,390	Yen + 2,5% to 5,8% p.a. (6)	Installments from April 2010 to January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,138,142	1,202,557

Total - Consolidated	4,146,153	4,673,994

The subsidiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to:

(1) 171.29% to 178% of the CDI	(3) 104.5% of the CDI	(5) 103.5% of the CDI
(2) 106.5% and 107.0% of the CDI	(4) 104.98% of the CDI	(6) 104.2% and 104.5% of the CDI
(7) As certain assets are dollar-indexed (Note 11), a partial swap of R$ 23,211 was contracted, converting the currency variation to 107.88% of the CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	September 30, 2009

		At cost

		Principal

Foreign Currency	Charges - Current and Noncurrent	Current	Noncurrent	Total	Fair value (book value)

At fair value
CPFL Paulista
Banco do Brasil	8,846	-	96,868	105,714	105,163
Banco ABN AMRO Real	808	-	406,843	407,651	400,224
CPFL Geração
Banco do Brasil	50,163	92,375	492,484	635,022	632,755

Total Foreign Currency - Consolidated	59,817	92,375	996,195	1,148,387	1,138,142

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market (R$ 10,245) are offset by the effects of R$ 18,561 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 8,316.

Main funding in the period:

Local currency

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 31,000 was received in the quarter and the remaining estimated balance of R$ 148,881 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 12,300 was received in the quarter, and the remaining estimated balance of R$ 65,196 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

BNDES – Investimento (Foz do Chapecó) – in 2007, the subsidiary obtained approval from the BNDES for financing of R$ 1,633,155 (R$ 832,909 in proportion to the participation of the subsidiary CPFL Geração), for investment in the construction on the Foz do Chapecó Hydropower Plant. The subsidiary received the amount of R$ 201,111 in the quarter, (R$ 102,567 in proportion to the participation of CPFL Geração), and the estimated remaining balance of R$ 250,000 (R$ 127,500 in proportion to the participation of CPFL Geração) is scheduled for release by the first semester of 2010. The interest and principal will be paid monthly from October 2011.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2008. The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with.

In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

						Consolidated

						September 30, 2009				June 30, 2009

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

Parent Company
3rd Issue

Unique series	45,000	CDI + 0.45% p.a. (1)	100% CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	2,812	-	450,000	452,812	15,420	-	450,000	465,420

CPFL Paulista
2nd Issue

1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	-	-	-	-	6,922	119,680	-	126,602

2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	-	-	-	-	16,512	168,488	-	185,000

3rd Issue

1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	19,502	-	640,000	659,502	4,792	-	640,000	644,792

4rd Issue

1st series	175,000	110.3% of CDI p.a.	110.3% CDI p.a. + 0.79%	2 annual installmentsfrom July 2010	CPFL Energia guarantee	4,153	64,302	109,428	177,883	-	-	-	-

						23,655	64,302	749,428	837,385	28,226	288,168	640,000	956,394
CPFL Piratininga
1st Issue
1st series	40,000	104.0% of CDI p.a.	104.0% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	8,945	200,000	200,000	408,945	22,046	200,000	200,000	422,046

2nd Issue

Unique series	1	106.45% of CDI p.a.	106.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	11,923	-	100,000	111,923	9,379	-	100,000	109,379

						20,868	200,000	300,000	520,868	31,425	200,000	300,000	531,425

RGE
2nd Issue

1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	1,021	-	26,200	27,221	492	-	26,200	26,692

3rd Issue

1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	3,125	-	100,000	103,125	765	-	100,000	100,765

2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	3,226	-	140,000	143,226	7,835	-	140,000	147,835

3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	581	-	40,000	40,581	1,782	-	40,000	41,782

4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,442	-	50,000	52,442	1,242	-	50,000	51,242

5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,442	-	50,000	52,442	1,242	-	50,000	51,242

4rd Issue

1st series	185,000	110.30% of CDI p.a.	110.3% CDI p.a. + 0.82%	July 1st, 2011	Unsecured	4,390	-	183,615	188,005	-	-	-	-

						17,227	-	589,815	607,042	13,358	-	406,200	419,558

CPFL Leste Paulista
1st Issue

Unique series	2,400	111.90% of CDI p.a.	111.9% CDI p.a. + 0.65%	July 1st, 2011	CPFL Energia guarantee	578	-	23,868	24,446	-	-	-	-

CPFL Sul Paulista
1st Issue

Unique series	1,600	111.00% of CDI p.a.	111% CDI p.a. + 0.6%	July 1st, 2011	CPFL Energia guarantee	382	-	15,920	16,302	-	-	-	-

CPFL Jaguari
1st Issue

Unique series	1,000	111.90% of CDI p.a.	111.9% CDI p.a. + 0.79%	July 1st, 2011	CPFL Energia guarantee	241	-	9,936	10,177	-	-	-	-

CPFL Brasil
1st Issue

Unique series	16,500	111% of CDI p.a.	111% CDI p.a. + 0.57%	July 1st, 2011	CPFL Energia guarantee	3,941	-	164,143	168,084	-	-	-	-

CPFL Geração

2nd Issue	425,250	109.8% of CDI p.a.	109.8% CDI p.a. + 0.58%	July 1st, 2011	Unsecured	10,046	-	422,983	433,029	-	-	-	-

BAESA
1st Serie	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	318	3,164	18,985	22,467	361	3,164	19,777	23,302

2nd Serie	9,000	CDI + 0.4% p.a.	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	136	3,085	6,069	9,290	1,077	-	9,331	10,408

						454	6,249	25,054	31,757	1,438	3,164	29,108	33,710

						80,204	270,551	2,751,147	3,101,902	89,867	491,332	1,825,308	2,406,507

CPFL Paulista

On July 1, 2009, 175,000 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 1, raising a total amount of R$ 175,000 (R$ 173,614 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue were used to extend short-term debts.

RGE

On July 1, 2009, 185,000 registered, book-entry, single series, unsecured debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 1, raising a total amount of R$ 185,000 (R$ 183,489 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue were used to extend short-term debts.

CPFL Geração

On July 1, 2009, 425,250 registered, book-entry, single series, unsecured debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 1, raising a total amount of R$ 425,250 (R$ 422,776 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue were used to extend short-term debts.

CPFL Brasil

On July 1, 2009, 16,500 registered, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 165,000 (R$ 164,065 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

CPFL Jaguari

On July 1, 2009, 1,000 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 10,000 (R$ 9,933 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

CPFL Leste Paulista

On July 1, 2009, 2,400 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 24,000 (R$ 23,870 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

CPFL Sul Paulista

On July 1, 2009, 1,600 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 16,000 (R$ 15,918 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

RESTRICTIVE COVENANTS

The debentures issued in the quarter by the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Brasil, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista are subject to certain restrictive covenants and include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista

  Net indebtedness divided by EBITDA of 3.0 or less;
  EBITDA divided by Financial Income (Expense) of 2.25 or more;

RGE

  Net indebtedness divided by EBITDA of 3.0 or less;
  EBITDA divided by Financial Income (Expense) of 2.0 or more;

CPFL Geração

  Net indebtedness divided by EBITDA of 3.5 or less;
  EBITDA divided by Financial Income (Expense) of 2.0 or more;

CPFL Brasil

  Net indebtedness divided by EBITDA of 3.0 or less;
  EBITDA divided by Financial Income (Expense) of 2.25 or more;

CPFL Jaguari

  Net indebtedness divided by EBITDA, of 3.0 or less;
  EBITDA divided by Financial Income (Expense) of 2.25 or more;

CPFL Leste Paulista

  Net indebtedness divided by EBITDA, of 3.0 or less;
  EBITDA divided by Financial Income (Expense) of 2.0 or more;

CPFL Sul Paulista

  Net indebtedness divided by EBITDA, of 3.0 or less;
  EBITDA divided by Financial Income (Expense) of 2.25 or more;

The other debentures are subject to certain restrictive covenants and include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The details of these restrictive covenants are set forth in the December 31, 2008 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

(17) SUPPLIERS

	Consolidated

Current	September 30, 2009	June 30, 2009

System Service Charges	27,672	31,654
Energy Purchased	641,916	687,017
Electricity Network Usage Charges	151,974	135,665
Materials and Services	102,718	96,771
Regulatory Liability (note 3)	29,162	29,075
Other	1,152	1,757

Total	954,594	981,939

Noncurrent
Electricity Network Usage Charges	53,319	63,982

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Noncurrent

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

ICMS (State VAT)	291,391	260,336	-	-
PIS (Tax on Revenue)	8,192	10,382	-	-
COFINS (Tax on Revenue)	36,889	48,869	1,904	2,051
IRPJ (Corporate Income Tax)	49,328	64,607	-	-
CSLL (Social Contribution Tax)	14,250	15,566	-	-
IRRF on interest on net equity	-	15,382	-	-
Other	24,480	23,879	287	345

Total	424,530	439,021	2,191	2,396

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista are a “Proportional Paid-Up Supplementary Benefit Plan” and a “Mixed Benefit Plan”. On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the Secretaria de Previdência Complementar (“SPE”) rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Decision nº 371/00. The balance of the liability as of September 30, 2009 is R$ 672,454 (R$ 682,424 as of June 30, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for CPFL Piratininga’s employees.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the SPE rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Decision nº 371/00. The balance of the liability as of September 30, 2009 is R$ 175,082 (R$ 177,848 as of June 30, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPE, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation, as of September 30, 2009, is R$ 13,624 (R$ 13,826 as of June 30, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

VII – Changes in the defined benefit plans

	September 30, 2009

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Net actuarial liability at the beginning of the period	380,602	109,600	(7,461)	6,145	488,886
(Income)/Expense recognized in income statement	19	902	(75)	72	918
Sponsor's Contributions during the period	(14,449)	(3,796)	-	(311)	(18,556)

Net actuarial liability at the end of the period	366,172	106,706	(7,536)	5,906	471,248
Other contributions	13,742	(342)	15,162	240	28,802

Total	379,914	106,364	7,626	6,146	500,050

Current	37,210	10,490	3,587	925	52,212
Noncurrent	342,704	95,874	4,039	5,221	447,838

Total	379,914	106,364	7,626	6,146	500,050

The expense and income are recorded as follows:

	3rd quarter 2009

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Cost of service	361	1,367	314	40	2,082
Interest on actuarial liabilities	75,755	19,245	4,407	1,633	101,040
Expected return on assets	(76,088)	(19,389)	(4,597)	(1,617)	(101,691)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	-	16	16

Subtotal	28	1,226	124	72	1,450
Expected contributions from participants	(9)	(324)	(274)	-	(607)

Subtotal	19	902	(150)	72	843
Decrease of 50% on Prepaid Pension Expense (*)	-	-	75	-	75

Total (Income) Expense	19	902	(75)	72	918

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

	3rd quarter 2008

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated

Cost of service	271	1,143	308	27	1,749
Interest on actuarial liabilities	67,046	16,618	4,003	1,426	89,093
Expected return on assets	(83,888)	(20,505)	(5,843)	(1,865)	(112,101)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	(310)	-	(310)

Subtotal	(16,571)	(2,741)	(1,842)	(412)	(21,566)
Expected contributions from participants	(8)	(350)	-	(35)	(393)

Subtotal	(16,579)	(3,091)	(1,842)	(447)	(21,959)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	921	-	921

Total income	(16,579)	(3,091)	(921)	(447)	(21,038)

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

The expense and income were recorded in the income statement under “Operating Cost”. The total expense amounts to R$ 918 (income of R$ 21,038 in the same period of 2008).

(20) REGULATORY CHARGES

	Consolidated

	September	June 30,
	30, 2009	2009

Fee for the Use of Water Resources	4,150	1,026
Global Reverse Fund - RGR	9,321	8,870
ANEEL Inspection Fee	1,921	1,950
Fuel Consumption Account - CCC	39,842	22,015
Energy Development Account - CDE	38,259	38,261

Total	93,493	72,122

(21) RESERVE FOR CONTINGENCIES

	Consolidated

	September 30, 2009				June 30, 2009

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	44,753	43,016	1,737	81,463	46,199	43,627	2,572	71,128

Civil
General Damages	9,993	9,514	479	57,359	8,545	8,384	161	54,597
Tariff Increase	12,022	2,709	9,313	6,298	11,410	2,986	8,424	7,041
Other	9,633	7,721	1,912	3,717	11,370	10,380	990	10,650

	31,648	19,944	11,704	67,374	31,325	21,750	9,575	72,288
Tax
FINSOCIAL	18,597	18,597	-	34,390	18,572	18,572	-	34,345
Increase on basis - PIS and COFINS	1,335	706	-	301	625	625	-	301
Interest on Shareholders’ Equity - PIS and COFINS	84,642	9,607	75,035	-	83,115	-	83,115	-
Income Tax	62,434	42,841	19,593	448,154	63,930	44,219	19,711	436,716
Other	8,354	5,565	3,418	14,205	8,917	5,445	3,472	14,112

	175,362	77,316	98,046	497,050	175,159	68,861	106,298	485,474

Total	251,763	140,276	111,487	645,887	252,683	134,238	118,445	628,890

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated

	June 30, 2009	Addition	Reversal	Payment	Monetary Restatement	September 30, 2009

Labor	46,199	1,118	(584)	(1,980)	-	44,753
Civil	31,325	2,300	(836)	(1,141)	-	31,648
Tax	175,159	(1,367)	(235)	-	1,805	175,362
Reserve for Contingencies - Gross	252,683	2,051	(1,655)	(3,121)	1,805	251,763

Escrow Deposits (1) + (2)	763,128	25,657	(1,576)	(11,819)	10,773	786,163

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2008.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2009, the claims relating to possible losses were as follows: (i) R$ 291,698 for labor suits (R$ 252,753 as of June 30, 2009); (ii) R$ 461,563 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 455,835 as of June 30, 2009); and (iii) R$ 522,321 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 523,106 as of June 30, 2009).

PIS e COFINS – Interest on shareholders’ equity (“JCP”) - The Company received an unfavorable first-instance decision to its suit disputing PIS and COFINS being charged on interest on shareholders’ equity received, overturning the injunction that suspended the demandability of the charges. As such, given that this is not a final ruling, the Company opted to deposit in court the amounts of PIS and COFINS supposedly due on the interest on shareholders’ equity received recorded in June 2009.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Consumers and Concessionaires	51,722	46,684	-	-
Regulatory Liability (note 3 )	286,962	243,020	2,886	6,941
Energy Efficiency Program - PEE	39,023	41,425	75,596	74,660
Research & Development - P&D	47,182	44,490	63,945	63,494
National Scientific and Technological Development Fund - FNDCT	4,399	4,550	-	-
Energy Research Company - EPE	1,852	1,929	-	-
Fund for Reversal	-	-	17,752	17,752
Advances	7,934	6,480	60,137	25,409
Interest on Compulsory Loan	2,783	2,846	-	-
Provision for Environmental Expenses	2,485	2,519	326	328
Payroll	5,383	3,662	-	-
Profit sharing	25,266	23,900	-	-
Penalty ANEEL - TAC (DEC and FEC)	15,979	20,866	-	-
Other	44,809	63,762	10,322	10,523

Total	535,779	506,133	230,964	199,107

Advances: in the consolidated financial statements, the balance refers mainly to the contributions of R$ 4,908 (R$ 15,218 as of June 30, 2009) made exclusively by the shareholder of the indirectly-controlled subsidiary Chapecoense, and R$ 44,441 made by EPASA. The subsidiary CPFL Geração will contribute funds in the future in relation to its participation.

(23) SHAREHOLDERS’ EQUITY

The shareholders' participations the in the Company's equity as of September 30, 2009 and June 30, 2009 are distributed as follows:

	Amount of shares

	September 30, 2009		June 30, 2009

Shareholders	Common Shares	Interest %	Common Shares	Interest %

VBC Energia S.A.	122,948,720	25.62	122,948,720	25.62
521 Participações S.A.	110,834,225	23.09	149,233,727	31.10
BB Carteira Livre I FIA	38,399,502	8.00	-	-
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44	40,526,739	8.44
Board Members	112	-	3,112	-
Executive Officers	13,102	-	30,802	0.01
Other Shareholders	106,475,027	22.20	106,454,327	22.18

Total	479,910,938	100.00	479,910,938	100.00

23.1 – Capital Reserves

Refers to profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw their participations, at the time of the incorporation of the shares of minority shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005.

23.2 - Interest on Shareholders’ Equity and Dividend

	Parent Company

	Septemberp 30, 2009	June 30, 2009

Dividends payable
VBC Energia S.A.	-	146,457
521 Participações S.A.	-	177,767
Bonaire Participações S.A.	-	72,322
BNDES Participações S.A.	-	48,276
Brumado Holdings S.A.	-	20,549
Other Shareholders	17,162	123,606

Total	17,162	588,977

In this quarter, the Company paid out R$ 569,296 in dividends that had been duly declared and a provision made for on the base date of December 31, 2008. In this quarter, the undistributed dividends and interest on shareholders’ equity of R$ 2,518 relating to 2006, were reverted to Retained Earnings, and will be distributed to the shareholders at the end of the year.

23.3 – Restructuring of the shareholder 521 Participações S.A.

On September 3, 2009, as decided by the shareholders of 521 Participações S.A. in an Extraordinary general meeting held on August 20, 2009, 38,399,502 shares issued by the Company were transferred to the parent company of 521 Participações S.A., the Fundo BB Carteira Livre I – Fundo de Investimento em Ações (“Fundo”). As a result of this transfer, the Fund now directly holds 8% of the capital of CPFL Energia.

Also in an Extraordinary General Meeting held on August 28, 2009, the shareholders of 521 Participações S.A. resolved to transfer 110,834,225 Company shares to its parent company, the Fundo BB Carteira Livre I – Fundo de Investimento em Ações.

On October 28, 2009, 521 Participações S.A ., through an advice to the shareholders, communicated that the 60-day period established pursuant to Law 6.404 had ended, without opposition from creditors. Accordingly, the Fund now directly holds 31.10% of the capital of CPFL Energia, namely, all the shares previously held by 521 Participações S.A.

(24) GROSS SALES AND SERVICES INCOME

	Consolidated

	2009		2008

Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months

Consumer class
Residential	1,304,572	3,759,712	1,080,093	3,363,073
Industrial	1,102,098	3,017,161	1,033,331	3,062,751
Commercial	660,906	1,964,124	555,984	1,789,087
Rural	112,640	323,553	107,794	327,470
Public Administration	95,507	273,309	81,651	251,798
Public Lighting	76,612	217,732	64,348	200,484
Public Services	122,610	342,247	101,969	315,841

Billed	3,474,945	9,897,838	3,025,170	9,310,504
Unbilled (Net)	9,677	54,152	5,375	(40,221)
Emergency Charges - ECE/EAEE	(4)	(11)	4	14
Regulatory assets and liabilities (note 3)	(59,685)	(114,832)	(10,065)	(57,402)

Electricity sales to final consumers	3,424,933	9,837,147	3,020,484	9,212,895

Furnas Centrais Elétricas S.A.	89,115	264,479	81,161	241,754
Other Concessionaires, Licensees and Authorized	195,971	562,214	141,485	396,051
Current Electric Energy	22,164	75,192	18,533	25,470

Electricity sales to wholesaler	307,250	901,885	241,179	663,275
Revenue due to Network Usage Charge - TUSD	207,047	583,937	190,802	568,301
Regulatory assets anda liabilities (note 3) - Low Income Consumer´s Subsidy	2,234	22,279	17,735	44,036
Income from Third-parties – Tax Substitution	83,862	83,862	-	-
Other Revenue and Income	58,215	168,960	50,880	153,369

Other operating revenues	351,358	859,038	259,417	765,706

Total	4,083,541	11,598,070	3,521,080	10,641,876

	Consolidated

	2009		2008

Eletric Energy Operations - GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months

Consumer class
Residential	3,041	9,180	2,918	8,653
Industrial	3,866	10,961	4,129	12,026
Commercial	1,692	5,350	1,654	5,096
Rural	559	1,698	612	1,819
Public Administration	259	785	256	754
Public Lighting	354	1,053	340	1,010
Public Services	416	1,246	408	1,217

Billed	10,187	30,273	10,317	30,575
Own Consumption	7	25	8	24

Electricity sales to final consumers	10,194	30,298	10,325	30,599

Furnas Centrais Elétricas S.A.	763	2,263	763	2,272
Other Concessionaires, Licensees and Authorized	1,810	5,178	1,340	3,632
Current Electric Energy	1,092	2,154	203	546

Electricity sales to wholesaler	3,665	9,595	2,306	6,450

(*) Information not examined by the independent accountants.

Income from Third-parties – Tax Substitution: Refers to collection of ICMS from free consumers from July 2009, pursuant to Administrative Ruling CAT 97/2009. This entry does not affect the income of the subsidiaries, as the same amount was recorded in Deductions from Operating Income, in the ICMS, PIS and COFINS accounts.

	Consolidated

N° of consumers - (*)	September 30, 2009	September 30, 2008

Consumer class
Residential	5,656,836	5,531,805
Industrial	77,275	77,111
Commercial	496,220	492,259
Rural	239,133	229,820
Public Administration	43,531	41,636
Public Lighting	7,566	5,944
Public Services	6,802	6,412

Total	6,527,363	6,384,987

(*) Information not examined by the independent accountants.

(25) COST OF ELECTRIC ENERGY

		Consolidated

	2009		2008

Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter	Nine months

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	270,145	903,426	227,433	675,349
Furnas Centrais Elétricas S.A.	36,416	111,408	24,473	72,597
CESP - Cia Energética de São Paulo	42,535	129,046	32,633	100,947
Duke Energy Inter. Ger. Paranapanema S.A.	1,633	5,154	4,026	11,371
Tractebel Energia S.A.	249,014	760,620	243,280	695,101
Petróleo Brasileiro S.A. Petrobrás	53,563	147,942	51,586	137,760
CHESF - Cia Hidro Elétrica do São Francisco	27,714	85,703	24,701	73,488
CEMIG - Cia Energética de Minas Gerais	58,421	163,320	18,485	56,920
TermoRio S.A.	9,545	34,850	18,376	56,459
Enguia Gen	1,593	4,519	2,368	38,561
AES Uruguaiana Ltda.	31,406	43,148	44,098	125,153
Câmara de Comercialização de Energia Elétrica - CCEE	(10,109)	55,156	38,408	231,113
Copel Geração e Transmissão S.A.	16,726	51,554	6,655	19,274
COOMEX Empresa Operadora do Mercado Energético Ltda.	6,897	39,063	-	-
Companhia Energética Santa Clara - CESC	4,399	13,867	3,686	11,802
Queiroz Galvão Energética S.A.	8,812	29,809	7,463	25,588
PROINFA	52,245	156,736	30,502	85,521
Other	131,341	344,204	51,876	186,099

	992,296	3,079,525	830,049	2,603,103
Energy Purchased in the Free Market - ACL	407,718	1,079,308	390,355	1,074,891

	1,400,014	4,158,833	1,220,404	3,677,994
Regulatory assets and liabilities (note 3)	149,890	192,172	43,181	258,760
Credit of PIS and COFINS	(138,554)	(390,926)	(112,417)	(341,357)
Other	(856)	105	903	2,718

Subtotal	1,410,494	3,960,184	1,152,071	3,598,115

Electricity Network Usage Charge
Basic Network Charges	243,709	688,480	203,995	556,268
Transmission from Itaipu	20,517	59,674	19,574	54,381
Connection Charges	11,786	36,026	14,819	38,954
Charges of Use of the Distribution System	2,293	6,562	2,280	6,984
System Service Charges - ESS	17,708	73,554	38,085	129,905
Charges related to Reserve Energy	-	3,219	-	-

	296,013	867,515	278,753	786,492
Regulatory assets anda liabilities (note 3)	52,877	83,357	(62,108)	(134,080)
Credit of PIS and COFINS	(32,691)	(88,475)	(18,345)	(54,450)

Subtotal	316,199	862,397	198,300	597,962

Total	1,726,693	4,822,581	1,350,371	4,196,077

	Consolidated

	2009		2008

Electricity Purchased for Resale - in Gwh (*)	3rd quarter	Nine months	3rd quarter	Nine months

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,812	8,288	2,794	8,298
Furnas Centrais Elétricas S.A.	403	1,252	312	939
CESP - Cia Energética de São Paulo	444	1,364	435	1,281
Duke Energy Inter. Ger. Paranapanema S.A.	20	62	55	157
Tractebel Energia S.A.	1,718	5,356	1,796	5,299
Petróleo Brasileiro S.A. Petrobrás	425	1,220	462	1,225
CHESF - Cia Hidro Elétrica do São Francisco	320	1,003	311	935
CEMIG - Cia Energética de Minas Gerais	539	1,301	158	526
TermoRio S.A.	43	145	80	285
Enguia Gen	-	-	-	83
AES Uruguaiana Ltda.	40	110	327	916
Câmara de Comercialização de Energia Elétrica - CCEE	560	2,891	680	2,012
Copel Geração e Transmissão S.A.	171	535	85	250
COOMEX Empresa Operadora do Mercado Energético Ltda.	47	269	-	-
Companhia Energética Santa Clara - CESC	32	101	30	96
Queiroz Galvão Energética S.A.	62	211	60	204
PROINFA	259	647	181	408
Other	933	2,688	469	1,467

	8,828	27,443	8,235	24,381
Energy Purchased in the Free Market - ACL	4,394	11,825	4,268	11,816

Total	13,222	39,268	12,503	36,197

(*) Information not reviewed by the independent accountants.

(26) OPERATING EXPENSES

	Parent Company

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

General and Administrative Expenses
Personnel	549	1,789	727	2,071
Materials	8	20	22	45
Outside Services	1,210	4,919	(47)	6,260
Leases and rentals	30	99	44	114
Depreciation and Amortization	30	89	24	74
Publicity and Advertising	192	285	226	603
Legal, Judicial and Indemnities	8	413	6	402
Donations, Contributions and Subsidies	28	28	-	138
Other	1,963	4,259	2,437	3,698

Total	4,018	11,901	3,439	13,405

Other Operating Expenses
Loss on the write-off of noncurrent assets	245	1,340	8,687	9,785

Total	245	1,340	8,687	9,785
Intangible of concession amortization	37,186	111,561	32,299	96,903

Total Operating Expense	41,449	124,802	44,425	120,093

	Consolidated

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Sales Expenses
Personnel	17,161	51,696	14,697	49,232
Materials	713	3,486	752	2,101
Outside Services	19,552	53,880	25,241	48,334
Allowance for Doubtful Accounts	12,122	20,934	8,081	30,266
Depreciation and Amortization	2,711	8,231	2,772	8,438
Collection Tariffs and Services	11,989	36,436	12,226	35,911
Other	2,795	8,187	2,682	6,732

Total	67,043	182,850	66,451	181,014

General and Administrative Expenses
Personnel	38,074	110,041	32,303	99,593
Materials	1,951	5,250	1,719	4,759
Outside Services	32,872	105,458	35,993	105,790
Leases and Rentals	1,434	3,830	1,587	3,540
Depreciation and Amortization	5,843	17,795	2,229	16,198
Publicity and Advertising	1,630	2,793	2,020	3,633
Legal, Judicial and Indemnities	7,330	17,669	2,933	14,615
Donations, Contributions and Subsidies	1,248	3,659	1,747	5,121
Other	4,167	15,892	3,063	13,627

Total	94,549	282,387	83,594	266,876
Other Operating Expenses
Inspection Fee	5,504	17,185	6,785	18,784
Loss/(Gain) on the write-off of noncurrent assets	153	11,440	13,627	19,774
Other	520	3,170	(810)	660

Total	6,177	31,795	19,602	39,218
Intangible of concession amortization	46,723	140,174	48,006	144,020

Total Operating Expense	214,492	637,206	217,653	631,128

(27) FINANCIAL INCOME AND EXPENSES

	Parent Company

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Financial Income
Income from Financial Investments	8,014	17,890	8,420	26,550
Interest on Prepaid Income and Social Contribution Taxes	574	2,570	669	2,354
Restatement of Escrow Deposits	160	160	-	-
Monetary and Exchange Variations	-	-	-	2,597
PIS e COFINS sobre Juros sobre o Capital Próprio	-	(9,447)	-	(9,097)
Other	4,428	9,841	2,758	4,674

Subtotal	13,176	21,014	11,847	27,078
Interest on net equity	-	102,134	-	98,340

Total	13,176	123,148	11,847	125,418
Financial Expense
Interest on Debts	(10,686)	(36,108)	(15,370)	(45,628)
Banking Expenses
Monetary and Exchange Variations	(12)	(326)	507	(7,364)
Other	(2,362)	(6,402)	(1,689)	(4,878)

Total	(13,060)	(42,836)	(16,552)	(57,870)

Net financial income	116	80,312	(4,705)	67,548

	Consolidated

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

Financial Income
Income from Financial Investments	20,356	61,068	42,777	104,578
Arrears of interest and fines	31,727	93,980	29,097	87,477
Interest on Prepaid Income and Social Contribution Taxes	806	3,251	1,719	5,489
Restatement of Escrow Deposits	10,773	35,193	13,127	35,789
Monetary and Exchange Variations	(5,445)	13,669	20,959	30,121
Interest - CVA and Parcel "A" (Note 3)	10,527	39,719	8,039	30,594
Discount on purchase of ICMS credit	2,555	5,321	1,845	7,811
PIS and COFINS on interest on net equity	-	(9,447)	-	(9,097)
Other	11,309	32,982	12,913	32,210

Total	82,608	275,736	130,476	324,972
Financial Expense
Interest on Debts	(119,119)	(391,286)	(158,429)	(418,545)
Banking Expenses	(362)	(899)	(911)	(3,131)
Monetary and Exchange Variations	(24,427)	(67,770)	(54,131)	(167,957)
Other	(11,371)	(44,838)	(8,796)	(23,633)

Subtotal	(155,279)	(504,793)	(222,267)	(613,266)
Interest on net equity	-	(409)	-	-

Total	(155,279)	(505,202)	(222,267)	(613,266)

Net financial income	(72,671)	(229,466)	(91,791)	(288,294)

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables
These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12.2) and (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss
These are financial assets that are (i) maintained for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives (Note 15).

iii. Held-to-maturity investments
These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 6) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

iv. Available for sale
Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss
These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15); (iv) debenture charges (Note 16); (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The Company and its subsidiaries set certain loans taken out in local currency against regulatory assets restated in accordance with the variation in the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit for 2010 is very low, which eliminates any possibility of another energy rationing program.

Risk of Acceleration of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of September 30, 2009 and June 30, 2009, applying the above methodology, are shown below:

	Parent Company

	September 30, 2009		June 30, 2009

	Accounting		Accounting
	balance	Fair value	balance	Fair value

Debentures (note 16)	(452,812)	(459,401)	(465,420)	(472,401)

	Consolidated

	September 30, 2009		June 30, 2009

	Accounting		Accounting
	balance	Fair value	balance	Fair value

Loans and financing (note 15)	(3,008,011)	(2,810,459)	(3,471,437)	(3,297,507)
Debentures (note 16)	(3,101,902)	(3,145,089)	(2,406,507)	(2,432,265)

Total	(6,109,913)	(5,955,548)	(5,877,944)	(5,729,772)

Derivatives

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of September 30, 2009, the Company and its subsidiaries had the following swap operations:

	Market values (book values)

Company / strategy	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market	Counterparts

Derivatives for protection of debts designated at fair value
CPFL Paulista
Exchange variation hedge	23,723	-	23,723	37,086	(13,363)	yen	Jan/2011 to Jan/2012	456,449	Over the counter	ABN, Banco do Brasil

CPFL Geração
Exchange variation hedge	38,524	-	38,524	43,722	(5,198)	yen	Apr/2010 to Jan/2011	486,760	Over the counter	Banco do Brasil

Subtotal	62,247	-	62,247	80,808	(18,561)

	Market values (book values)

Company / strategy	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market	Counterparts

Derivatives for protection of debts not designated at fair value
CPFL Energia (Parent Company)
Hedge interest rate variation (1)	224	(941)	(717)	28	(745)	CDI + spread	Mar/2010 to Sep/2014	450,000	Over the counter	Citibank

CPFL Paulista
Exchange variation hedge	-	(3,173)	(3,173)	(3,176)	3	dollar	Oct/2009 to Nov/2009	51,296	Over the counter	Bradesco, Itau BBA

CPFL Geração
Hedge interest rate variation (2)	537	-	537	(115)	652	IGP-M	Jun/2010	77,104	Over the counter	Unibanco, Santander, HSBC
Exchange variation hedge	-	(574)	(574)	(588)	14	dollar	Oct/2009 to Nov/2009	71,742	Over the counter	Bradesco, Itau BBA

	537	(574)	(37)	(703)	666

RGE
Hedge interest rate variation (1)	787	(55)	732	216	516	CDI + spread	Dec/2009 to Dec/2013	380,000	Over the counter	Santander, Citibank

Subtotal	1,548	(4,743)	(3,195)	(3,635)	440

Total	63,795	(4,743)	59,052	77,173	(18,121)

Current	1,023	(3,747)
Noncurrent	62,772	(996)

Total	63,795	(4,743)

* For further details of terms and information a bout debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments. We show below the effects of marking the debts to market, offsetting the losses determined only for the respective tied derivatives:

Subsidiary	Derivative (*)	Debt	Net

CPFL Paulista	(13,363)	7,978	(5,385)
CPFL Geração	(5,198)	2,267	(2,931)

	(18,561)	10,245	(8,316)

(*) Refer only to debt derivatives designated at fair values.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters and nine-month ended in September 30, 2009 and 2008, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)

			2009		2008

Company	Hedged risk / Operation	Account	3rd quarter	Nine months	3rd quarter	Nine months

CPFL Energia	Exchange variation	Financial expense - Swap transactions	-	-	-	1,055
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	97	37	(100)	(281)
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	(109)	415	607	1,554
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(23,902)	(195,372)	66,044	22,135
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	1,223	44,450	(8,361)	(23,097)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	(218)	7,170	3,603
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	-	(126)	(326)	(512)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(28,700)	(233,624)	88,416	34,823
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(132)	(1,339)	-	-
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	1,120	10,700	(2,669)	(6,213)
RGE	Exchange variation	Financial expense - Other financial expense	(969)	(11,743)	4,958	2,346
RGE	Interest rate variation	Financial expense - Other financial expense	188	321	7	326
RGE	Marking to market	Financial expense - Derivatives adjust fair value	(155)	422	5,661	4,433

			(51,339)	(386,077)	161,407	40,172

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 157,705 (R$ 76,839 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 15,352 (R$ 7,480 in proportion to the participation of CPFL Geração) in the third quarter of 2009 and a loss of R$ 30,084 (R$ 14,658 in proportion to the participation of CPFL Geração) in the third quarter of 2008. These amounts will only be offset after adjustment of the respective tariffs in accordance with the conditions of each contract.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 560,423. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 505,387. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 48,843 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at September 30, 2009 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated

Instruments	Exposure	Risk	Exchange depreciation of 6%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**

Financial asset instruments	28,664	apprec. dollar	1,859	7,166	14,332
Financial liability instruments	(203,443)	apprec. dollar	(13,192)	(50,859)	(101,722)
Derivatives - Plain Vanilla Swap	120,741	apprec. dollar	7,829	30,184	60,371

	(54,038)		(3,504)	(13,509)	(27,019)

Financial liability instruments	(1,138,142)	apprec. yen	(73,803)	(284,527)	(569,072)
Derivatives - Plain Vanilla Swap	1,138,142	apprec. yen	73,803	284,527	569,072

	(54,038)		(3,504)	(13,509)	(27,019)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of September 30, 2009 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 11.22% p.a.; IGP-M – (0.4%) p.a.; TJLP – 6.19% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 541,964. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated

Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**

Financial asset instruments	1,173,619	CDI variation	(18,778)	32,938	65,839
Financial liability instruments	(3,482,466)	CDI variation	55,720	(97,732)	(195,366)
Derivatives - Plain Vanilla Swap	(1,235,380)	CDI variation	19,765	(34,678)	(69,304)

	(3,544,227)		56,707	(99,472)	(198,831)

Financial liability instruments	(145,069)	IGP-M variation	(8,763)	(1,305)	(1,451)
Derivatives - Plain Vanilla Swap	35,549	IGP-M variation	2,147	320	355

	(109,520)		(6,616)	(985)	(1,096)

Financial liability instruments	(2,478,104)	TJLP variation	4,708	(38,358)	(76,718)

Total decrease (increase)	(6,131,851)		54,799	(138,815)	(276,645)

* The CDI, IGP-M and TJLP indexes considered of 9.62%, 5.64% and 6.00%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(29) RELEVANT FACT

On September 28, 2009, the subsidiary CPFL Geração signed a quota purchase agreement, with the objective of acquiring all the capital shares of the companies Santa Clara I Energias Renováveis Ltda., Santa Clara II Energias Renováveis Ltda., Santa Clara III Energias Renováveis Ltda., Santa Clara IV Energias Renováveis Ltda., Santa Clara V Energias Renováveis Ltda., Santa Clara VI Energias Renováveis Ltda. and Eurus VI Energias Renováveis Ltda (jointly, the “SPEs”), for the price of R$ 31,618.  Completion of purchase of the quotas is subject to compliance with certain conditions laid down in the Purchase and Sale agreement.

The SPEs were set up for the specific purpose of developing and operating certain wind generation plants, on sites located in the State of Rio Grande do Norte, classifiable as “new ventures” for electricity sector regulation purposes. The plants were registered with the Natural Electric Energy Agency (ANEEL). For these purposes, the SPEs must also fulfill all the requirements to qualify for the public tender procedure, in the auction modality, for contracting of spare electric energy, the specific procedure for contracting of wind-sourced energy.

The objective of acquisition of these SPEs is to develop and operate ventures for electric energy commercialization purposes and, if applicable, for certified emission reductions. The subsidiary CPFL Geração estimates that the installed capacity of the ventures will be approximately 180 megawatts.

(30) SUBSEQUENT EVENT

Merger of shares issued by subsidiaries

In accordance with a relevant fact published on October 28, 2009, the Boards of Directors of the Companies approved the merger of the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari Geração, CPFL Serviços and CPFL Santa Cruz. The management of the Companies approved the signature of the Protocol and other documents relating to the Share Merger and decided to call the shareholders of the Companies to debate the proposal to merge the shares.

This reorganization will involve the transfer of all the common and preferred shares of the direct non-controlling shareholders of the above-mentioned subsidiaries to CPFL Energia, resulting in an increase of R$ 52,250 in the capital of CPFL Energia, with the issuing of 1,226,223 common shares.

The current shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari Geração, CPFL Serviços and CPFL Santa Cruz will receive 1 (one) common share in CPFL Energia for each batch of 363.811021363, 156.899374200, 270.949310545, 67.291078028, 16.167363711, 4,488.723577562 and 75.124911984, respectively, of the subsidiaries' common and preferred shares. The exchange ratios established above were based on economic value reports, using the discounted cash flow method, prepared by appraisal experts.

07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income amounted to R$ 289,674 in the quarter, down 15.8% (R$ 54,213) on the same quarter of the previous year, mainly due to equity in subsidiaries, as shown below:

	3rd quarter 09	3rd quarter 08

CPFL Paulista	133,390	147,781
CPFL Piratininga	(14,780)	60,127
RGE	39,151	40,779
CPFL Santa Cruz	10,617	7,598
CPFL Leste Paulista	4,042	-
CPFL Jaguari	1,913	-
CPFL Sul Paulista	3,550	-
CPFL Mococa	2,192	-
CPFL Geração	85,417	56,230
CPFL Brasil	61,516	64,941
CPFL Atende	6	(28)
CPFL Planalto	1,603	-
CPFL Serviços	(1,950)	-
CPFL Jaguariuna	6	-
CPFL Jaguari Geração	2,514	-
Perácio	-	9,793

Total	329,187	387,221

The variation for CPFL Piratininga refers largely to the effects of adjustment of the tariff review, as mentioned in Note 3.

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 09/30/2009	4 - 06/30/2009
1	Total assets	15,881,544	15,971,068
1.01	Current assets	3,596,190	3,776,194
1.01.01	Cash and cash equivalents	679,728	731,056
1.01.02	Credits	2,769,200	2,909,930
1.01.02.01	Accounts receivable	1,805,617	1,798,179
1.01.02.01.01	Consumers, concessionaires and licensees	1,885,926	1,875,099
1.01.02.01.02	(-) Allowance for doubtful accounts	(80,309)	(76,920)
1.01.02.02	Other credits	963,583	1,111,751
1.01.02.02.01	Financial investments	41,208	39,648
1.01.02.02.02	Recoverable taxes	234,800	211,850
1.01.02.02.03	Deferred taxes	169,928	210,164
1.01.02.02.04	Deferred tariff cost variations	381,234	502,560
1.01.02.02.05	Prepaid expenses	135,390	138,972
1.01.02.02.06	Derivatives	1,023	8,557
1.01.03	Materials and supplies	17,225	15,574
1.01.04	Other	130,037	119,634
1.02	Noncurrent assets	12,285,354	12,194,874
1.02.01	Long-term assets	2,441,824	2,552,517
1.02.01.01	Other credits	2,289,933	2,393,686
1.02.01.01.01	Consumers, concessionaires and licensees	215,847	227,702
1.02.01.01.02	Financial investments	88,880	96,744
1.02.01.01.03	Recoverable taxes	103,092	101,525
1.02.01.01.04	Deferred taxes	1,065,083	1,101,566
1.02.01.01.05	Deferred tariff cost variations	30,774	54,197
1.02.01.01.06	Prepaid expenses	77,598	89,953
1.02.01.01.07	Escrow deposits	645,887	628,890
1.02.01.01.08	Derivatives	62,772	93,109
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	151,891	158,831
1.02.02	Permanent assets	9,843,530	9,642,357
1.02.02.01	Investments	104,763	104,707
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	117,591	117,535
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	7,180,168	6,942,840
1.02.02.03	Intangible assets	2,542,532	2,577,761
1.02.02.04	Deferred charges	16,067	17,049

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 09/30/2009	4 - 06/30/2009
2	Total liabilities	15,881,544	15,971,068
2.01	Current liabilities	3,213,164	4,564,759
2.01.01	Loans and financing	558,581	1,114,793
2.01.01.01	Accrued interest on debts	23,620	48,989
2.01.01.02	Loans and financing	534,961	1,065,804
2.01.02	Debentures	350,755	581,199
2.01.02.01	Accrued interest on debentures	80,204	89,867
2.01.02.02	Debentures	270,551	491,332
2.01.03	Suppliers	954,594	981,939
2.01.04	Taxes and social contributions payable	424,530	439,021
2.01.05	Dividends	20,634	598,844
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	904,070	848,963
2.01.08.01	Employee pension plans	52,212	52,632
2.01.08.02	Regulatory charges	93,493	72,122
2.01.08.03	Accrued liabilities	64,182	58,526
2.01.08.04	Deferred tariff gains variations	149,148	92,995
2.01.08.05	Deferred tax debits	5,509	7,263
2.01.08.06	Derivatives	3,747	59,292
2.01.08.07	Other	535,779	506,133
2.02	Noncurrent liabilities	7,269,933	6,303,057
2.02.01	Long-Term liabilities	7,269,933	6,303,057
2.02.01.01	Loans and financing	3,587,572	3,559,201
2.02.01.01.01	Accrued Interest on debts	54,844	46,363
2.02.01.01.02	Loans and financing	3,532,728	3,512,838
2.02.01.02	Debentures	2,751,147	1,825,308
2.02.01.03	Reserves	111,487	118,445
2.02.01.03.01	Reserve for contingencies	111,487	118,445
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	819,727	800,103
2.02.01.06.01	Suppliers	53,319	63,982
2.02.01.06.02	Employee pension plans	447,838	465,978
2.02.01.06.03	Taxes and social contributions payable	2,191	2,396
2.02.01.06.04	Deferred tax debits	3,249	2,749
2.02.01.06.05	Deferred tariff gains variations	81,170	65,074
2.02.01.06.06	Derivatives	996	817
2.02.01.06.07	Other	230,964	199,107
2.03	Deferred revenue	0	0
2.04	Non-controlling shareholders’ interest	85,612	82,611

1 - Code	2 – Description	3 - 09/30/2009	4 - 06/30/2009
2.05	Shareholders’ equity	5,312,835	5,020,641
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	277,428	277,428
2.05.04.01	Legal reserves	277,428	277,428
2.05.04.02	Statutory reserves	0	0
2.05.04.03	Contingencies reserves	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	294,216	2,022
2.05.07	Advance for future capital increase	0	0

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	Operating revenues	4,083,541	11,598,070	3,521,080	10,641,876
3.02	Deductions from operating revenues	(1,379,432)	(3,844,973)	(1,132,211)	(3,458,459)
3.02.01	ICMS (State VAT)	(740,573)	(2,001,534)	(590,612)	(1,815,464)
3.02.02	PIS (Tax on Revenue)	(65,141)	(184,806)	(55,673)	(170,968)
3.02.03	COFINS (Tax on Revenue)	(301,462)	(852,658)	(256,673)	(787,305)
3.02.04	ISS (Tax on Service Revenue)	(936)	(2,712)	(664)	(2,059)
3.02.05	Global reversal reserve	(13,469)	(39,302)	(12,162)	(35,603)
3.02.06	Fuel consumption account - CCC	(120,296)	(369,001)	(90,857)	(274,584)
3.02.07	Energy development account - CDE	(112,249)	(321,834)	(102,751)	(303,948)
3.02.08	Research and Development and Energy Efficiency Programs	(25,310)	(73,137)	(22,815)	(68,514)
3.02.09	Emergency Capacity Charge (“ECE”)and Emergency Energy Purchase Charge (“EAEE”)	4	11	(4)	(14)
3.03	Net operating revenues	2,704,109	7,753,097	2,388,869	7,183,417
3.04	Cost of electric energy services	(1,961,183)	(5,521,886)	(1,543,677)	(4,799,175)
3.04.01	Electric energy purchased for resale	(1,410,494)	(3,960,184)	(1,152,071)	(3,598,115)
3.04.02	Electric energy network usage charges	(316,199)	(862,397)	(198,300)	(597,962)
3.04.03	Personnel	(78,003)	(241,094)	(75,335)	(227,185)
3.04.04	Employee pension plans	(918)	(2,758)	21,038	63,116
3.04.05	Material	(14,088)	(39,364)	(12,461)	(36,399)
3.04.06	Outsourced services	(38,150)	(112,450)	(24,943)	(101,590)
3.04.07	Depreciation and amortization	(88,446)	(263,964)	(87,461)	(256,247)
3.04.08	Other	(13,516)	(35,724)	(12,463)	(38,850)
3.04.09	Cost of services rendered to third parties	(1,369)	(3,951)	(1,681)	(5,943)
3.05	Gross operating income	742,926	2,231,211	845,192	2,384,242
3.06	Operating income (expense)	(287,163)	(866,672)	(309,444)	(919,422)

1 – Code	2 - Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.06.01	Sales and marketing	(67,043)	(182,850)	(66,451)	(181,014)
3.06.02	General and administrative	(94,549)	(282,387)	(83,594)	(266,876)
3.06.03	Financial income (expense)	(72,671)	(229,466)	(91,791)	(288,294)
3.06.03.01	Financial income	82,608	275,736	130,476	324,972
3.06.03.02	Financial expenses	(155,279)	(505,202)	(222,267)	(613,266)
3.06.03.02.01	Interest on shareholders’ equity	0	(409)	0	0
3.06.03.02.02	Other operating expenses	(155,279)	(504,793)	(222,267)	(613,266)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(52,900)	(171,969)	(67,608)	(183,238)
3.06.05.01	Amortization of intangible asset of concession	(46,723)	(140,174)	(48,006)	(144,020)
3.06.05.02	Other operating expense	(6,177)	(31,795)	(19,602)	(39,218)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	455,763	1,364,539	535,748	1,464,820
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and minority interest	455,763	1,364,539	535,748	1,464,820
3.10	Income tax and social contribution	(98,536)	(352,856)	(164,716)	(530,958)
3.10.01	Social contribution	(27,663)	(95,494)	(43,830)	(141,784)
3.10.02	Income tax	(70,873)	(257,362)	(120,886)	(389,174)
3.11	Deferred income tax and social contribution	(64,043)	(142,452)	(24,764)	9,200
3.11.01	Social contribution	(16,921)	(37,150)	(7,066)	4,566
3.11.02	Income tax	(47,122)	(105,302)	(17,698)	4,634
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0

1 – Code	2 - Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.13	Reversal of interest on shareholders’ equity	0	409	0	0
3.14	Non-controlling shareholders’ interest	(3,510)	(8,295)	(2,381)	(7,254)
3.15	Net income	289,674	861,345	343,887	935,808
	SHARES OUTSTANDING EX- TREASURY STOCK (units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.60360	1.79480	0.71656	1.94996
	LOSS PER SHARE (Reais)

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 07/01/2009 to 09/30/2009	4 – 01/01/2009 to 09/30/2009	5 – 07/01/2008 to 09/30/2008	6 – 01/01/2008 to 09/30/2008
4.01	Net cash from operating activities	672,094	1,584,038	609,626	1,570,647
4.01.01	Cash generated from operations	744,076	2,243,102	780,419	2,249,866
4.01.01.01	Net income, including income tax and social contribution	452,253	1,356,653	533,367	1,457,566
4.01.01.02	Interest of non-controlling shareholders	3,510	8,295	2,381	7,254
4.01.01.03	Depreciation and amortization – other	143,887	430,654	140,679	425,458
4.01.01.04	Reserve for contingencies	(8,763)	(2,092)	(6,984)	(10,465)
4.01.01.05	Interest and monetary restatement	140,714	422,401	127,406	432,563
4.01.01.06	Gain / (loss) on pension plan	918	2,758	(21,038)	(63,116)
4.01.01.07	Losses on disposal of noncurrent assets	153	11,440	2,956	14,372
4.01.01.08	Deferred taxes - PIS and COFINS	11,404	12,993	(1,117)	(16,322)
4.01.01.09	Other	0	0	2,769	2,556
4.01.02	Variation on assets and liabilities	(71,982)	(659,064)	(170,793)	(679,219)
4.01.02.01	Consumers, Concessionaires and Licensees	4,417	(96,754)	61,577	168,104
4.01.02.02	Recoverable Taxes	(39,817)	(40,506)	820	30,027
4.01.02.03	Deferred Tariff Costs Variations	144,749	383,656	16,097	(23,687)
4.01.02.04	Escrow deposits	(6,381)	(10,882)	(13,462)	(35,419)
4.01.02.05	Other assets – Overcontracting	19,349	(350)	(105,584)	4,109
4.01.02.06	Other operating assets	(5,675)	4,393	(9,265)	4,694
4.01.02.07	Suppliers	(38,772)	(60,506)	40,180	14,458
4.01.02.08	Taxes and social contributions paid	(99,847)	(404,661)	(150,959)	(579,513)
4.01.02.09	Other taxes and social contributions	7,572	16,160	(11,498)	(52,473)
4.01.02.10	Deferred Tariff Gains Variations	72,249	23,668	(28,223)	29,086
4.01.02.11	Employee Pension Plans	(19,478)	(54,990)	(18,378)	(66,053)
4.01.02.12	Interest paid on debt	(159,565)	(419,659)	(34,237)	(317,937)
4.01.02.13	Regulatory Charges	21,371	(561)	19,502	22,990
4.01.02.14	Other liabilities – Overcontracting	(17,018)	(40,867)	4,540	59,687

1 - Code	2 - Description	3 – 07/01/2009 to 09/30/2009	4 – 01/01/2009 to 09/30/2009	5 – 07/01/2008 to 09/30/2008	6 – 01/01/2008 to 09/30/2008
4.01.02.15	Other operating liabilities	44,864	42,795	58,097	62,708
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(296,393)	(795,793)	(297,344)	(675,790)
4.02.01	Acquisition of Interest in subsidiaries	(81)	(214)	(75)	(111)
4.02.02	Addition to property, plant and equipment	(299,086)	(826,510)	(314,006)	(770,379)
4.02.03	Financial investments	8,042	49,981	8,131	57,334
4.02.04	Increase of special obligations	18,512	42,898	22,563	57,240
4.02.05	Acquisition of intangible assets – other	(20,307)	(52,153)	(10,150)	(41,668)
4.02.06	Sale of noncurrent assets	10,800	18,254	4,594	22,714
4.02.07	Other	(14,273)	(28,049)	(8,401)	(920)
4.03	Net cash in financing activities	(427,029)	(846,364)	(420,932)	(1,240,204)
4.03.01	Loans, financing and debentures obtained	1,144,330	2,048,660	260,379	1,786,083
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(994,630)	(1,710,616)	(82,226)	(1,705,622)
4.03.03	Dividend and interest on shareholders’ equity paid	(576,729)	(1,184,408)	(599,086)	(1,320,666)
4.03.04	Equity merged on consolidation after acquisition	0	0	1	1
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(51,328)	(58,119)	(108,650)	(345,347)
4.05.01	Cash and cash equivalents at beginning of period	731,056	737,847	869,611	1,106,308
4.05.02	Cash and cash equivalents at end of period	679,728	679,728	760,961	760,961

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	2,022	0	5,020,641
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	2,022	0	5,020,641
5.04	Net income / Loss for the period	0	0	0	0	289,674	0	289,674
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,520	0	2,520
5.13	Final balance	4,741,175	16	0	277,428	294,216	0	5,312,835

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	861,345	0	861,345
5.05	Distribution	0	0	0	0	(571,671)	0	(571,671)
5.05.01	Dividend	0	0	0	0	(571,671)	0	(571,671)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	4,542	0	4,542
5.13	Final balance	4,741,175	16	0	277,428	294,216	0	5,312,835

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Information	Consolidated

	3nd quarter			Nine Months

	2009	2008	Variation	2009	2008	Variation

GROSS REVENUE	4,083,541	3,521,080	16.0%	11,598,070	10,641,876	9.0%
Electricity sales to final consumers	3,424,933	3,020,484	13.4%	9,837,147	9,212,895	6.8%
Electricity sales to wholesaler	307,250	241,179	27.4%	901,885	663,275	36.0%
Other operating revenues	351,358	259,417	35.4%	859,038	765,706	12.2%
DEDUCTION FROM OPERATING REVENUE	(1,379,432)	(1,132,211)	21.8%	(3,844,973)	(3,458,459)	11.2%
NET OPERATING REVENUE	2,704,109	2,388,869	13.2%	7,753,097	7,183,417	7.9%
ENERGY COST	(1,726,693)	(1,350,371)	27.9%	(4,822,581)	(4,196,077)	14.9%
Electricity purchased for resale	(1,410,494)	(1,152,071)	22.4%	(3,960,184)	(3,598,115)	10.1%
Electricity network usage charges	(316,199)	(198,300)	59.5%	(862,397)	(597,962)	44.2%
OPERATING COST/EXPENSE	(448,982)	(410,959)	9.3%	(1,336,511)	(1,234,226)	8.3%
Personnel	(132,589)	(122,597)	8.2%	(400,888)	(376,694)	6.4%
Employee pension plan	(918)	21,038	-104.4%	(2,758)	63,116	-104.4%
Material	(17,056)	(15,313)	11.4%	(48,920)	(44,988)	8.7%
Outsourced Services	(91,269)	(86,184)	5.9%	(273,881)	(258,420)	6.0%
Depreciation and Amortization	(97,164)	(92,673)	4.8%	(290,480)	(281,432)	3.2%
Merged Goodwill Amortization	(46,723)	(48,006)	-2.7%	(140,174)	(144,020)	-2.7%
Other	(63,263)	(67,224)	-5.9%	(179,410)	(191,788)	-6.5%
INCOME FROM ELECTRIC UTILITY SERVICES	528,434	627,539	-15.8%	1,594,005	1,753,114	-9.1%
FINANCIAL INCOME (EXPENSE)	(72,671)	(91,791)	-20.8%	(229,466)	(288,294)	-20.4%
Income	82,608	130,476	-36.7%	275,736	324,972	-15.2%
Expense	(155,279)	(222,267)	-30.1%	(504,793)	(613,266)	-17.7%
Interest on Shareholders' Equity	-	-	0.0%	(409)	-	0.0%
OPERATING INCOME	455,763	535,748	-14.9%	1,364,539	1,464,820	-6.8%
INCOME BEFORE TAX	455,763	535,748	-14.9%	1,364,539	1,464,820	-6.8%
Social Contribution	(44,584)	(50,896)	-12.4%	(132,644)	(137,218)	-3.3%
Income Tax	(117,995)	(138,584)	-14.9%	(362,664)	(384,540)	-5.7%
INCOME BEFORE INTERESTS	293,184	346,268	-15.3%	869,231	943,062	-7.8%
Minority interest	(3,510)	(2,381)	47.4%	(8,295)	(7,254)	14.4%
Reversal of Interest on Shareholders' Equity	-	-	0.0%	409	-	0.0%
NET INCOME FOR THE PERIOD	289,674	343,887	-15.8%	861,345	935,808	-8.0%

EBITDA	669,729	744,799	-10.1%	2,019,122	2,108,196	-4.2%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	289,674	343,887		861,345	935,808

Employee Pension Plan	918	(21,038)		2,758	(63,116)
Depreciation and Amortization	143,887	140,679		430,654	425,452
Financial Income (Expense)	72,671	91,791		229,466	288,294
Social Contribution	44,584	50,896		132,644	137,218
Income Tax	117,995	138,584		362,664	384,540
Reversal of Interest on Net Equity	-	-		(409)	-

EBITDA	669,729	744,799		2,019,122	2,108,196

(*)information not reviewed by the independent accountants

Gross Operating Revenue

The Gross Operating Revenue in the third quarter of 2009 was R$ 4,083,541, an increase of 16.0% (R$ 562,461) on the revenue obtained in the same period of the previous year.

The main factors that contributed to this change were:

a) Increase of 14.9% (R$ 449,775) in billed energy supply, justified by the increase of 16.3% in the average tariffs applied, mainly as a result of the distributors tariff review combined with the sales mix partially offset by the reduction in the quantity of energy billed (1.3%);

b) drop of R$ 49,620 in energy supply income due to the effects of the regulatory assets and liabilities, mainly as a result of adjustment of the 2009 Tariff Review of CPFL Piratininga, which generated a loss of income of R$ 90,721 (Note 3.b.1) in the quarter, partially offset by amortization of the effects of the Tariff Reviews of CPFL Paulista and RGE (income of R$ 35,179);

c) Increase of 27.4% (R$ 66,071) in energy supplied, mainly due to the increase of 35.0% in the amount sold, largely as a result of the good performance of the commercialization segment.

d) Increase of 35.4% (R$ 91,941) in other income, mainly due to the start, in July 2009, of collection of ICMS – Tax Substitution from the consumer (R$ 83,862), pursuant to Administrative Ruling CAT 97/2009. This entry has no effect on income statement, as the same amount was recorded in Deductions from Operating Income, in the ICMS, PIS and COFINS accounts;

• Quantity of Energy Sold

A decrease of 1.3% was recorded in the quantity of energy billed to final consumers in the third quarter of 2009.

The residential and commercial categories, which account for 46.4% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 4.2% and 2.3% respectively, compared with the same quarter of the previous year. These categories benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years, which has resulted in increased purchases of household electrical goods and dynamic retail trade, in spite of the negative effect of lower temperatures than those recorded in the same period of the previous year. Additionally, the basis for comparison was high, due to the marked growth in the third quarter of 2008, resulting in lower growth rates than those recorded in the previous quarters of 2009.

The amount sold to the industrial category, which accounts for 37.9% of the energy billed, fell by 6.4%, due mainly to the impact of the international crisis on the industry in our concession area, although less intense than in the first half year of 2009.

As regards the quantity of energy sold and transported in the concession areas of CPFL Energia, which impacts both the billed energy and the TUSD charge, there was a 1.3% reduction in comparison with the same period of the previous year.

In contrast, total energy sold, considering energy supplied to final consumers and supplies to concessionaires, licensees and authorized entities (bilateral contracts), rose by 2.9% (339 GWh) in relation to the same quarter of the previous year.

Taking into account the short-term sales made (CCEE), an increase of 10.4% (1.228 GWh) was recorded. This was largely due to the sale of energy by CERAN, ENERCAN and BAESA in the MRE (Energy Reallocation Mechanism), as a result of the greater volume generated on account of the high water levels in the reservoirs (384 GWh – 3.2%), and distributors' sales (487 GWh – 4.1%) in the Electric Energy Trading Chamber - CCEE, mainly due to acquisitions in auctions in the quarter to establish the annual basic coverage requirement for distributors' energy sales.

• Tariffs

In the third quarter of 2009, the energy supply tariffs applied increased by an average of 16.3%, mainly due to the impacts of the positive tariff adjustments of the subsidiaries:

  CPFL Paulista and RGE: 21.56% and 3.43% respectively, both as from April 2009;
  CPFL Santa Cruz: 11.85%, CPFL Jaguari: 9.40%, CPFL Mococa: 5.59%, CPFL Leste Paulista: 10.61% and CPFL Sul Paulista: 10.23%, as from February 3, 2009;
  CPFL Piratininga: 15.03% as from October 2008.

Deductions from Operating Revenue

Deductions from Operating Income in the third quarter of 2009 amounted to R$ 1,379,432, an increase of 21.8% (R$ 247,221) in relation to the same quarter of 2008, mainly due to:

a) increase of 22.6% (R$ 204,218) in PIS, COFINS and ICMS, as a result of (i) an increase of R$ 120,356 (13.3%) due to the rise in the supply billed (ii) recording of free consumer Tax Substitution of R$ 83,862, as mentioned above.

b) increase of R$ 29,439 (32.4%) in the CCC sector charge.

Cost of Electric Energy

Cost of Electric Energy in the quarter totaled R$ 1,726,693, an increase of 27.9% (R$ 376,322) in relation to the same period of the previous year. The variation is explained mainly by:

  the increase of 22.4% (R$ 258,423) in the electricity purchased for resale, mainly due to (i) an increase of 5.8% (719 GWh) in the quantity of energy purchased and (ii) the effects of the price increases of the electricity purchase contracts and (iii) cost increase due to the effects of deferrals and amortization of regulatory assets and liabilities (R$ 106,709.

  The significant increase in the quantity of energy is due to the rise in sales to final consumers and other concessionaires, licensees and authorized entities - bilateral contracts (339 GWh) and acquisitions in auctions (445 GWh) in the quarter, to establish the annual basic coverage requirement, without negative impact on the distributors' operations.

  The increase in deferral and amortization of regulatory assets and passives (R$ 106,709) refers mainly to reversal of energy overcontracting, recorded in the subsidiary CPFL Piratininga in the third quarter of 2008, which generated a reversal of R$ 49,621 in the 2009 tariff review adjustment (Note 3.c.5), and also other effects of overcontracting, mainly in the subsidiary CPFL Paulista and RGE, and CVA effects.

  Increase of 59.5% (R$ 117,899) in the charges for use of the transmission and distribution system, mainly due to the effects of the deferrals and amortizations of regulatory assets and liabilities (R$ 114,985) relating primarily to the costs of bringing the thermoelectric power plants into operation in the previous year.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 448,982, an increase of 9.3% (R$ 38,023) compared to the same period of the previous year, mainly due to:

• Manageable Operating Expenses

Comprising costs for Personnel, Private Pension Plan, Material, Third-party Services and Others, these expenses totaled R$ 305,095 in the quarter, an increase of 12.9% (R$ 34,815), mainly as a result of:

  an increase of 8.2% (R$ 9,992) in Personnel, due mainly to the Collective Bargaining Agreement and dismissal expenses;

  the Private Pension Fund recorded expense of R$ 918 in the quarter, against income of R$ 21,038 in the same quarter of 2008, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

  increase of 5.9% (R$ 5,085) in Outsourced Services;

  Decrease of 5.9% (R$ 3,961) in Other Expense, due to: (i) recognition of expense of projects for prospecting for new business in the same quarter of 2008, of R$ 8,687 for the Company and R$ 3,821 for the subsidiary CPFL Geração (ii) partially offset by the increase in the expense for Allowance for Doubtful Accounts (R$ 4,041) due to reversals in the previous quarter on account of debt financing and (iii) by the increase in Legal, Court and Indemnity expenses (R$ 4,397), mainly on account of the provision for processes that require amounts to be refunded to the consumer as a result of works carried out in the grid of the subsidiary RGE, totalling R$ 2,120.

• Depreciation and Amortization

Depreciation and amortization expense totaled R$ 97,164, an increase of 4.8% (R$ 4,491) in relation to the same quarter of the previous year. This increase was mainly due to the operational start-up of Usina 14 de Julho (CERAN Complex) in December 2008, which recorded expense of R$ 2,050 in the quarter.

Financial Income (Expense)

Net Financial Income (Expense) in the quarter was an expense of R$ 72,671, compared with R$ 91,791 in the same period of 2008, a decrease of 20.8% (R$ 19,120).

Financial income dropped by R$ 47,868, largely due to the reduction of R$ 48,825 in Financial Income and Monetary and Exchange Variations as a result of the reduction in investments, lower interest rate and greater dollar devaluation.

Financial expense dropped by R$ 66,988, largely due to the reduction in Debt Charges and Monetary and Exchange Variations of R$ 69,014, due to the reduction in the variation of the main debt indexes in the period (IGP-M, dollar and CDI), and effect of R$ 22,138 on the expense of monetary and exchange adjustments in relation to the subsidiary ENERCAN's loan from the IDB and the BNDES, in US dollars and basket of currencies, respectively, due to devaluation of the dollar.

Social Contribution and Income Tax

The taxes on income for the third quarter of 2009 amounted to R$ 162,579, a reduction of 14.2% (R$ 26,901) compared with the same quarter of 2008, largely reflecting the increase in Pre-tax Income (14.9%) .

Net income and EBITDA

For the above reasons, the net income recorded in the quarter amounted to R$ 289,674, down 15.8% (R$ 54,213) on the same period of 2008.

The adjusted EBITDA (Net income for the quarter eliminating the effects of the private pension fund, depreciation, amortization, financial income, equity accounting, social contribution and income tax) for the third quarter of 2009 was R$ 669,729, down 10.1% (R$ 75,070) on the EBITDA recorded in the same period of 2008 (Information not examined by the independent auditors).

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	33.73
COMMERCIAL, INDUSTRIAL AND OTHER		72,650,091		72,650,091

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	28.83
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790		205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	1.23
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	8.89
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53,031,258,896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	27.71
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578		807,168,578

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT	CDI + 0.45%
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

19.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the nine month-period ended September 30, 2009, as well as the three years ended December 31, 2008, 2007 and 2006.

	In millions of R$

		Year Ended December 31,

	Nine Months	2008	2007	2006

Distribution
CPFL Paulista	237	279	291	245
CPFL Piratininga	94	123	144	131
RGE	153	226	221	151
CPFL Santa Cruz	16	18	11	-
Other	21	19	9	-

Total distribution	521	665	676	527
Generation	334	502	445	266
Commercialization	24	8	9	4
Other	-	3	2	-

Total	879	1,178	1,132	797

We plan to invest approximately R$ 1,235 million in 2009 and approximately R$ 1,227 million in 2010. Of the total budgeted capital expenditure over this period, R$ 1,750 million is for distribution and R$ 712 million is for generation.

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2009:

	Common	Interest - %
Shareholders	Shares

VBC Energia S.A.	122,948,720	25.62
521 Participações S.A.	110,834,225	23.09
BB Carteira Livre FIA	38,399,502	8.00
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44
Board of directors	112	0.00
Executive officers	13,102	0.00
Other shareholders	106,475,027	22.20

Total	479,910,938	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2009, and 2008:

	September 30, 2009		September 30, 2008

	Common		Common
Shareholders	Shares	%	Shares	%

Controlling shareholders	333,314,879	69.45	347,114,888	72.33
Administrator
Executive officers	13,102	0.00	13,590	0.00
Board of directors	112	0.00	3,112	0.00
Fiscal Council Members	-	-	-	-
Other shareholders – Free float	146,582,845	30.54	132,779,348	27.67

Total	479,910,938	100.00	479,910,938	100.00

Outstanding shares	146,582,845	30.54	132,779,348	27.67

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2009.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a) Atila Holdings S.A.	1,815,927	50.00	70,530	50.00	1,886,457	50.00
(b) Camargo Corrêa Energia S.A.	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(c) Camargo Corrêa S.A.	550,323	15.15	23,512	16.67	573,835	15.21
Other Shareholders	164,952	4.54	-	-	164,952	4.37
Total	3,631,854	100.00%	141,060	100.00	3,772,914	100.00

(a) Átila Holdings S/A

Shareholders	Common Shares	%
(d) Construções e Comércio Camargo Corrêa S.A.	440,877,607	61.09
Camargo Corrêa S.A.	280,767,655	38.91
Total	721,645,262	100.00

(b) Camargo Corrêa Energia S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e) Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
Other Shareholders	-	-	6	-	6	-
Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c) Camargo Corrêa S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f) Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
Other Shareholders	5	0.01	1	-	6	-
Total	48,946	100.00	93,100	100.00	142,046	100.00

(d) Construções e Comércio Camargo Corrêa S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c) Camargo Corrêa S.A.	290,108	100.00	87,772	99.99	377,880	99.99
Other Shareholders	5	-	8	0.01	13	0.01
Total	290,113	100.00	87,780	100.00	377,893	100.00

(e) Camargo Corrêa Investimento em Infra- Estrutura S.A.

Shareholders	Common Shares	%
(c) Camargo Corrêa S.A.	685,162,736	100.00
Other Shareholders	6	0.00
Total	685,162,742	100.00

(f) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g) RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h) RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i) RCPODON Empreendimentos e Participações S.A	749,998	33.34	-	-	749,998	11.12
(j) RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k) RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l) RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m) RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
Other Shareholders	6	-	-	-	6	-
Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(g) RCABON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Rosana Camargo Arruda Botelho	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	749,850	100.00	150	100.00	750,000	100.00

(h) RCNON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Renata Camargo Nascimento	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	749,850	100.00	150	100.00	750,000	100.00

(i) RCPODON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Regina Camargo Pires Oliveira Dias	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	749,850	100.00	150	100.00	750,000	100.00

(j) RCABPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,499,890	99.99
Other Shareholders	110	0.01
Total	1,500,000	100.00

(k) RCNPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Renata Camargo Nascimento	1,499,890	99.99
Other Shareholders	110	0.01
Total	1,500,000	100.00

(l) RCPODPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Regina Camargo Pires Oliveira Dias	1,499,850	99.99
Other Shareholders	150	0.01
Total	1,500,000	100.00

(m) RRRPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,980	33.33
Renata Camargo Nascimento	1,980	33.33
Regina Camargo Pires Oliveira Dias	1,980	33.34
Total	5,940	100.00

Shareholder’s composition of 521 Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2009.

Shareholders	Common Shares	%
(a) Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	2,404,994	100.00
Other Shareholders	6	-
Total	2,405,000	100.00

(a) Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

Shareholders	Quotes	%
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,542	100.00
Total	130,163,542	100.00

Shareholders of Bonaire Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2009.

Shareholders	Common Shares	%
(a) Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
Other Shareholders	6	-
Total	66,728,878	100.00

(a) Energia São Paulo Fundo de Investimento em Participações

Shareholders	Quotes	%
(b) Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
Fundação Sistel de Seguridade Social	256,722,311	32.22
Total	796.479.768	100.00

(b) Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

Shareholders	Common Shares	%
Fundação CESP	353,528,507	100.00
Total	353,528,507	100.00

Shareholders of BNDES Participações S.A. holding more than 5% of the shares of the same type and class,up to the individuals level, as of September 30, 2009.

Shareholders	Common Shares	%
Banco Nacional de Desenv. Econômico e Social ( * )	1	100.00
Total	1	100.00

( * ) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

Social Report / Nine-month period ended in September 2009 and 2008 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	9 month-period ended September 2009			9 month-period ended September 2008 Value
Net Revenues (NR)	7,753,097			7,183,417
Operating Result (OR)	1,364,539			1,464,820
Gross Payroll (GP)	359,500			327,442
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	29,268	8.14%	0.38%	26,168	7.99%	0.36%
Mandatory payroll taxes	94,696	26.34%	1.22%	86,889	26.54%	1.21%
Private pension plan	17,924	4.99%	0.23%	18,471	5.64%	0.26%
Health	20,852	5.80%	0.27%	22,435	6.85%	0.31%
Occupational safety and health	1,450	0.40%	0.02%	1,696	0.52%	0.02%
Education	1,428	0.40%	0.02%	1,532	0.47%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	3,870	1.08%	0.05%	5,746	1.75%	0.08%
Day-care / allowance	824	0.23%	0.01%	681	0.21%	0.01%
Profit / income sharing	31,444	8.75%	0.41%	28,169	8.60%	0.39%
Others	2,082	0.58%	0.03%	3,417	1.04%	0.05%
Total - internal social indicators	203,838	56.70%	2.63%	195,204	59.61%	2.72%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	1,346	0.10%	0.02%	1,591	0.11%	0.02%
Culture	8,442	0.62%	0.11%	6,220	0.42%	0.09%
Health and sanitation	452	0.03%	0.01%	418	0.03%	0.01%
Sport	115	0.01%	0.00%	16	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	535	0.04%	0.01%	1,850	0.13%	0.03%
Total contributions to society	10,890	0.80%	0.14%	10,095	0.69%	0.14%
Taxes (excluding payroll taxes)	3,800,612	278.53%	49.02%	3,535,422	241.36%	49.22%
Total - external social indicators	3,811,502	279.33%	49.16%	3,545,517	242.04%	49.36%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	65,699	4.81%	0.85%	31,456	2.15%	0.44%
Investments in external programs and/or projects	47,678	3.49%	0.61%	20,595	1.41%	0.29%
Total environmental investments	113,377	8.31%	1.46%	52,051	3.55%	0.72%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	9 month-period 2009			9 month-period 2008
Nº of employees at the end of period	7,369			7,112
Nº of employees hired during the period	701			660
Nº of outsourced employees	6,746			6,072
Nº of interns	199			226
Nº of employees above 45 years age	2,016			1,872
Nº of women working at the company	1,390			1,199
% of management position occupied by women	9.43%			10.14%
Nº of Afro-Brazilian employees working at the company	730			652
% of management position occupied by Afro-Brazilian employees	1.27%			0.61%
Nº of employees with disabilities	291			299
6 - Relevant information regarding the exercise of corporate citizenship	9 month-period 2009			9 month-period 2008
Ratio of the highest to the lowest compensation at company	59.20			77.87
Total number of work-related accidents	7			16
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 552,304	in Procon 393	in the Courts 845	in the company 551,732	in Procon 591	in the Courts 983
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 28.14%	in the company 100%	in Procon 100%	in the Courts 40.39%
Total value-added to distribute (R$ 000):	Nine-month-period 2009: 5,677,483			Nine-month-period 2008: 5,484,717
Value-Added Distribution (VAD):	68.22% government 6.94% employees 10.07% shareholders 9.67% third parties 5.10%% retained			65.55% government 5.59% employees 10.79% shareholders 11.80% third parties 6.27% retained
7 - Other Information

6 - Significant information on the exercising of corporate citizenship
The Company performed adjustments in Value-Added Distribution (VAD) in 2008 in order to attend the Law 11,638/07 (Revenue related to the Construction of Own Assets).
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not examined by the independent auditors

CPFL Energia S/A
Added Value Statements
For the quarters and nine-month periods ended September 30, 2009 and 2008

	Parent Company

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

1 - Revenues	42	154	465	3,746

1.1 - Operating revenues	3	3	-	-
1.2 - Revenues related to the construction of own assets	39	151	465	3,746

2 - (-) Inputs	(3,693)	(11,414)	(11,795)	(24,679)

2.1 - Material	(8)	(20)	(22)	(45)
2.2 - Outsourced Services	(1,249)	(5,070)	(418)	(10,006)
2.3 - Other	(2,436)	(6,324)	(11,355)	(14,628)

3 - Gross Added Value (1 + 2)	(3,651)	(11,260)	(11,330)	(20,933)

4 - Retentions	(37,216)	(111,650)	(32,323)	(96,977)

4.1 - Depreciation and Amortization	(30)	(89)	(24)	(74)
4.2 - Intangible assets (goodwill) amortization	(37,186)	(111,561)	(32,299)	(96,903)

5 - Net Added Value Generated (3 + 4)	(40,867)	(122,910)	(43,653)	(117,910)

6 - Added Value Received in Transfer	342,363	1,060,249	399,068	1,136,857

6.1 - Financial Income	13,176	30,461	11,847	36,175
6.2 - Equity in Subsidiaries	329,187	1,029,788	387,221	1,100,682

7 - Added Value to be Distributed (5 + 6)	301,496	937,339	355,415	1,018,947

8 - Distribution of Added Value
8.1 - Personnel and Charges	470	1,421	639	1,747
8.1.1 - Direct Remuneration	465	1,317	583	1,586
8.1.2 - Benefits	8	36	32	75
8.1.3 - Government severance indemnity fund for employees - F.G.T.S	(3)	68	24	86
8.2 - Taxes, Fees and Contributions	(1,733)	31,688	(5,702)	23,526
8.2.1 - Federal	(1,734)	31,687	(5,702)	23,526
8.2.2 - Municipal	1	1	-	-
8.3 - Interest on third-party capital	13,085	42,885	16,591	57,866
8.3.1 - Interest	13,055	42,786	16,591	57,866
8.3.2 - Rental	30	99	-	-
8.4 - Interest on capital	289,674	861,345	343,887	935,808
8.4.1 - Dividends	-	571,671	-	591,921
8.4.3 - Retained profits	289,674	289,674	343,887	343,887

	301,496	937,339	355,415	1,018,947

CPFL Energia S/A
Added Value Statements
For the quarters and nine-month periods ended September 30, 2009 and 2008

	Consolidated

	2009		2008

	3rd quarter	Nine months	3rd quarter	Nine months

1 - Revenues	4,366,567	12,356,980	3,747,424	11,246,825

1.1 - Operating revenues	4,083,541	11,598,070	3,521,080	10,641,876
1.2 - Revenues related to the construction of own assets	295,148	779,844	234,501	635,801
1.3 - Allowance for doubtful accounts	(12,122)	(20,934)	(8,081)	(30,266)
1.4 - Provision for losses on the realization of regulatory assets	-	-	(76)	(586)

2 - (-) Inputs	(2,332,399)	(6,513,257)	(1,867,562)	(5,655,587)

2.1 - Electricity Purchased for Resale	(1,897,938)	(5,301,982)	(1,481,133)	(4,591,884)
2.2 - Material	(165,587)	(401,631)	(130,379)	(356,761)
2.3 - Outsourced Services	(184,801)	(575,363)	(182,314)	(485,761)
2.4 - Other	(82,874)	(230,789)	(72,285)	(215,830)
2.5 - Cost of Service Rendered	(1,199)	(3,492)	(1,451)	(5,351)

3 - Gross Added Value (1 + 2)	2,034,168	5,843,723	1,879,862	5,591,238

4 - Retentions	(150,030)	(449,445)	(146,028)	(441,149)

4.1 - Depreciation and Amortization	(103,307)	(309,271)	(98,022)	(297,129)
4.2 - Intangible assets (goodwill) amortization	(46,723)	(140,174)	(48,006)	(144,020)

5 - Net Added Value Generated (3 + 4)	1,884,138	5,394,278	1,733,834	5,150,089

6 - Added Value Received in Transfer	80,567	283,205	130,351	334,628

6.1 - Financial Income	84,077	291,500	132,732	341,882
6.2 - NonNon-ControllingControlling ShareholderShareholder's EquityEquity	(3,510)	(8,295)	(2,381)	(7,254)

7 - Added Value to be Distributed (5 + 6)	1,964,704	5,677,483	1,864,185	5,484,717

8 - Distribution of Added Value
8.1 - Personnel and Charges	130,864	393,825	96,226	306,564
8.1.1 - Direct Remuneration	87,126	264,175	76,014	243,483
8.1.2 - Benefits	36,633	107,329	11,655	39,084
8.1.3 - Government severance indemnity fund for employees - F.G.T.S	7,104	22,321	8,557	23,997
8.2 - Taxes, Fees and Contributions	1,372,345	3,873,333	1,192,001	3,595,234
8.2.1 - Federal	630,326	1,862,945	600,073	1,771,064
8.2.2 - State	740,827	2,003,323	590,875	1,816,714
8.2.3 - Municipal	1,192	7,065	1,053	7,456
8.3 - Interest on third-party capital	171,821	548,980	232,071	647,111
8.3.1 - Interest	168,044	538,609	228,648	637,150
8.3.2 - Rental	3,777	10,371	3,423	9,961
8.4 - Interest on capital	289,674	861,345	343,887	935,808
8.4.1 - Dividends	-	571,671	-	591,921
8.4.3 - Retained profits	289,674	289,674	343,887	343,887

	1,964,704	5,677,483	1,864,185	5,484,717

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1 We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. (“the Company”) as of September 30, 2009, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company’s Management.

2 The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of September 30, 2009 were reviewed by other independent auditors, who issued a non qualified special review report on October 21, 2009. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of September 30, 2009, the balance of this investment is R$ 151,406 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 4,240 thousand. The quarterly financial information of this investee included in the consolidated quarterly financial information presents proportional assets of R$ 359,284 thousand as of September 30, 2009. Our report, in relation to the amounts generated by this indirect investment is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3 The quarterly financial information of the jointly-owned indirect subsidiary Campos Novos Energia S.A. as of September 30, 2009 were reviewed by other independent auditors, who issued on October 21, 2009 a qualified special review report as follow: As mentioned Note 2.2. (f), the Company uses the depreciation rates established in the DNAEE Administrative

Rule 815/1994 for depreciation of the concession assets; however, Concession Agreement 043/2000, dated May 29, 2000, establishes that if there has not been an extension of the concession at the end of the term of the Agreement that all assets and facilities related to the Hydroelectrical Use and to the Related Transmission System will be incorporated into the Union’s equity, without meaning that the Company will be entitled to receive any indemnification for the aforementioned assets and facilities, exception made in those cases in which the investments were made subsequently to the operations start up of the last machine and which have not yet been amortized, provided that these are authorized by the Brazilian Electricity Regulatory Agency (ANEEL). Therefore, in compliance with the accounting practices adopted in Brazil, the assets comprising the basic project would have to be amortized over the term of the Concession Agreement. Thus, the shareholders’ equity as of September 30, 2009, is presented herein above the expected figure in R$34,674 thousand (R$26,303 thousand of which refer to prior years) and the profit for the period of nine months then ended is presented herein above the expected figure in R$8,371 thousand, net of tax effects. The proportional effect of the CPFL Energia S.A. indirect interest in the shareholders’ equity, income for prior years and profit for the quarter, is R$ 16,894 thousand, R$ 15,526 thousand and R$ 1,368 thousand, respectively. CPFL Energia S.A. values its indirect interest in Campos Novos Energia S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of September 30, 2009, the balance of this investment is R$ 335,392 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 21,850 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 747,970 thousand as of September 30, 2009. Our report, in relation to the amounts generated by this investment is based exclusively on the report of the review conducted by the independent auditors of Campos Novos Energia S.A.

4 Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

5 Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

6 As mentioned in Note 3 - item (c. 5) to the quarterly financial information, as result of the 2009 tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the financial components of the power overcontracted of its direct subsidiaries Companhia Piratininga de Força e Luz and Companhia Paulista de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

7 As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil during 2008, the quarterly financial information related to the three months period ended as of September 30, 2008, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors ratified by Determination CVM 506.

October 28, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission)

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission).

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A

1 – Code	2 – Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	Operating revenues	533,603	1,456,198	541,955	1,444,658
3.02	Deductions from operating revenues	(52,909)	(183,797)	(77,917)	(217,389)
3.02.01	ICMS	(4,819)	(52,716)	(29,032)	(87,417)
3.02.02	PIS	(8,481)	(23,079)	(8,660)	(22,986)
3.02.03	COFINS	(39,064)	(106,303)	(39,892)	(105,874)
3.02.04	ISS	(545)	(1,699)	(333)	(1,112)
3.03	Net operating revenues	480,694	1,272,401	464,038	1,227,269
3.04	Cost of sales and/or services	(384,649)	(1,023,850)	(371,581)	(1,014,651)
3.04.01	Electric energy purchased for resale	(377,887)	(1,003,910)	(364,556)	(990,289)
3.04.02	Electric energy network usage charges	1	423	0	(430)
3.04.03	Material	(450)	(836)	(248)	(1,635)
3.04.04	Outsourced services	(6,313)	(19,527)	(6,777)	(22,297)
3.05	Gross operating income	96,045	248,551	92,457	212,618
3.06	Operating expenses/income	(5,313)	(11,556)	3,113	(12,713)
3.06.01	Sales and Marketing	(6,300)	(18,739)	(3,999)	(14,608)
3.06.02	General and administrative	(515)	(1,558)	(359)	(3,835)
3.06.03	Financial	1,491	8,730	7,464	5,729
3.06.03.01	Financial income	4,144	11,084	6,825	14,399
3.06.03.02	Financial expenses	(2,653)	(2,354)	639	(8,670)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	11	11	7	1
3.06.05.01	Amortization of intangible assets	0	0	(2)	(8)
3.06.05.02	Other operating expense	11	11	9	9
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	90,732	236,995	95,570	199,905

22.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A

1 – Code	2 – Description	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	90,732	236,995	95,570	199,905
3.10	Income tax and social contribution	(11,831)	(55,481)	(26,336)	(81,190)
3.10.01	Social contribution	(4,799)	(16,487)	(7,032)	(21,675)
3.10.02	Income tax	(7,032)	(38,994)	(19,304)	(59,515)
3.11	Deferred income tax and social contribution	(17,385)	(19,055)	(4,295)	19,128
3.11.01	Social contribution	(4,602)	(5,044)	(1,137)	5,046
3.11.02	Income tax	(12,783)	(14,011)	(3,158)	14,082
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	61,516	162,459	64,939	137,843
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	20.51515	54.17892	21.65669	45.96966
	LOSS PER SHARE (Reais)

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

Gross Revenue for the third quarter of 2009, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 480,694, an increase of R$ 16,656 (3.6%) in relation to the same quarter of 2008.

This increase is basically explained by: i) the increase of 1.6% in the volume of energy sales, representing additional income of R$ 5,182; ii) the additional R$ 4,011 in services income; and iii) recording in the third quarter of 2009 of additional income of R$ 6,337 in relation to compensation for cancellation of energy contracts.

Net Income and EBITDA

Net income of R$ 61,516 was recorded in the third quarter of 2009, an increase of R$ 3,423 (5.3%), compared with the same quarter of 2008.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the third quarter of 2009 was R$ 89,735, 1.4% higher than the R$ 88,513 recorded in the same quarter of 2008 (information not reviewed by the Independent Auditors).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	7
04	01	STATEMENTS OF CASH FLOW	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009	13
06	01	NOTES TO THE INTERIM FINANCE STATEMENTS	14
07	01	COMMENTS ON PERFORMANCE IN THE QUARTER	63
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	64
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	65
09	01	CONSOLIDATED INCOME STATEMENT	67
10	01	CONSOLIDATED STATEMENTS OF CASH FLOW	70
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009	72
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009	73
12	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	74
13	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	79
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	80
19	01	INVESTMENTS	81
20	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	82
21	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	91
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	92
		COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	93
		CPFL GERAÇÃO DE ENERGIA S.A.
22	01	INCOME STATEMENT OF SUBSIDIARIES	94
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	96
		CPFL COMERCIALIZAÇÃO BRASIL S.A.
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	97

Group	Table	Description	Page
		COMPANHIA PIRATININGA DE FORÇA E LUZ
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	98
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.